

NOTICE OF 2019 ANNUAL MEETING AND PROXY STATEMENT

WEDNESDAY, NOVEMBER 13, 2019
10:00 A.M. EST
25 LAKE AVENUE EXT.
DANBURY, CT 06811

ETHAN ALLEN®

ETHAN ALLEN INTERIORS INC.

NOTICE OF 2019 ANNUAL MEETING OF STOCKHOLDERS

Wednesday, November 13, 2019
10:00 A.M. (Eastern Time)

Ethan Allen International Corporate Headquarters
25 Lake Avenue Ext.
Danbury, Connecticut 06811-5286

To our Stockholders:

You are cordially invited to attend the Ethan Allen Interiors Inc. 2019 Annual Meeting of Stockholders (the ''Annual Meeting''). This meeting will be held at 10:00 A.M. (Eastern Time) on Wednesday, November 13, 2019, at the Ethan Allen International Corporate Headquarters, 25 Lake Avenue Ext., Danbury, Connecticut 06811.

The 2019 Annual Meeting of Stockholders of Ethan Allen Interiors Inc. will be held for the purpose of considering and acting upon the following matters:

Proposal 1.   to elect seven directors to serve until the 2020 Annual Meeting of Stockholders;

Proposal 2.   to approve by a non-binding advisory vote, our named executive officer compensation;

Proposal 3.   to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year; and

to transact such other business as may properly come before the meeting.

You may vote if you were a stockholder of record at the close of business on September 16, 2019. Whether or not you plan to attend the Annual Meeting, we urge you to read the proxy statement carefully and to vote in accordance with the Board of Directors' recommendations. You should vote by the deadlines specified in the proxy statement, and may do so by telephone or internet, or by signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided. These proxy materials are first being made available on or around October 1, 2019.

Following the formal business of the Annual Meeting, our Chairman and Chief Executive Officer will provide prepared remarks, followed by a question and answer session.

Thank you for your continued support.

BY ORDER OF THE BOARD OF DIRECTORS



Eric D. Koster
Corporate Secretary
October 1, 2019

Proxy Voting

Even if you plan to attend the Annual Meeting, please vote as soon as possible using one of the following methods:

 **Online**
www.proxyvote.com

 **By Phone**
1-800-690-6903

 **By Mail**
Completing, dating, signing and returning your proxy card

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on November 13, 2019:

The 2019 Annual Report and Notice & Proxy Statement are available at *www.proxyvote.com*.

TABLE OF CONTENTS

ETHAN ALLEN INTERIORS INC.

25 Lake Avenue Ext., Danbury, Connecticut 06811

PROXY STATEMENT
For the 2019 Annual Meeting of Stockholders

October 1, 2019

PROXY STATEMENT

This proxy statement (the ''Proxy Statement'') and the accompanying proxy or voting instruction card relate to the 2019 Annual Meeting of Stockholders (the ''Annual Meeting'') of Ethan Allen Interiors Inc., a Delaware corporation (''Ethan Allen'') to be held at the Ethan Allen International Corporate Headquarters, 25 Lake Avenue Ext., Danbury, Connecticut 06811 at 10:00 A.M., Eastern Time, on Wednesday, November 13, 2019.

The Board of Directors of the Company (the ''Board'') is soliciting proxies from stockholders in order to provide every stockholder an opportunity to vote on all matters submitted to a vote of stockholders at the Annual Meeting, whether or not such stockholder attends in person. A proxy authorizes a person other than a stockholder, called the ''proxyholder,'' who will be present at the Annual Meeting, to cast the votes that the stockholder would be entitled to cast at the Annual Meeting if the stockholder were present in person. It is expected that this Proxy Statement and the accompanying proxy or voting instruction card will be first mailed or delivered to our stockholders beginning on or about October 1, 2019.

When used in this Proxy Statement, ''we,'' ''us,'' ''our,'' ''Ethan Allen'' or the ''Company'' refers to Ethan Allen and its subsidiaries collectively or, if the context so requires, Ethan Allen individually.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on November 13, 2019:

The 2019 Annual Report and Notice & Proxy Statement are available at *www.proxyvote.com*.

PROXY SUMMARY

Proposals and Voting Recommendations

Stockholders are being asked to vote on the following matters at the 2019 Annual Stockholder Meeting:

	Our Board's Recommendation
ITEM 1. Election of Directors	
The Board and the Corporate Governance & Nominations Committee believe that the seven director nominees possess the necessary qualifications and experiences to provide quality advice and counsel to the Company's management and effectively oversee the business and the long-term interests of stockholders.	**FOR each Director Nominee**
ITEM 2. Advisory Vote to Approve Executive Compensation	
The Company seeks a non-binding advisory vote to approve the compensation of its Named Executive Officers as described in the Compensation Discussion and Analysis and the Compensation Tables in this Proxy Statement. Although the vote is non-binding, the Board values stockholders' opinions, and the Compensation Committee will take into account the outcome of the advisory vote when making future executive compensation decisions. This advisory vote will serve as an additional tool to guide the Board and the Compensation Committee in continuing to improve the alignment of the Company's executive compensation program with the interests of Ethan Allen and its stockholders and is consistent with our commitment to high standards of corporate governance and stockholder engagement.	**FOR**
ITEM 3. Ratification of the Appointment of KPMG LLP as our Independent Registered Public Accounting Firm	
The Audit Committee and the Board believe that the retention of KPMG LLP to serve as the independent registered public accounting firm for the 2020 fiscal year is in the best interests of the Company and its stockholders. As a matter of good corporate governance, stockholders are being asked to ratify the Audit Committee's selection of KPMG LLP as its independent registered public accounting firm.	**FOR**

The Board believes that good corporate governance is important to ensure that the Company is managed for the long-term benefit of its stockholders and to enhance the creation of long-term stockholder value. The Board has adopted Corporate Governance Guidelines that support and reflect this belief, strengthen Board and management accountability, and comply with the requirements of the New York Stock Exchange (the ''NYSE'').

GOVERNANCE HIGHLIGHTS

Board Practices

- Lead Independent Director, elected by independent directors
- Annual election of all directors with majority voting standard
- Director term and tenure limits
- Strategy and risk oversight by full Board and committees
- Independent executive sessions at every Board meeting
- Regular Board, committee and director evaluations
- Independent Audit, Compensation and Governance & Nominations Committees
- Refreshed Board; independent director average tenure 5 years
- Robust director nominee selection process

Stockholder Matters

- Long-standing active stockholder engagement
- Annual advisory vote on executive compensation
- Stockholder proxy access
- Stockholder right to call special meetings
- No poison pill in place
- Robust stockholder outreach

Other Best Practices

- Long-standing commitment to environmental stewardship
- Long-standing commitment to social responsibility
- Published Corporate Governance Guidelines
- Stock Ownership Guidelines for directors and executives
- Prohibit our directors and executive officers from hedging or pledging the Company's stock

BOARD OF DIRECTORS

Ethan Allen Interiors Inc. is a vertically integrated interior design and home furnishings company, serving consumers around the world. To effectively manage our enterprise requires a strong governance foundation, as well as leadership with an understanding of the diverse needs of our consumers and associates. The composition of the Board reflects an appropriate mix of skill sets, experience, and qualifications that are relevant to the business and governance of the Company. Each individual director epitomizes the Company's Leadership Principles, possesses the highest ethics and integrity, and demonstrates ongoing commitment to representing the long-term interests of the Company's stockholders. Each director possesses individual experiences that provide practical wisdom and foster mature judgment in the boardroom. Collectively, the directors bring business, international, government, technology, marketing, retail operations, and other experiences that are relevant to the Company's vertical operations. The Board has general oversight responsibility for the Company's affairs and is deeply involved in the Company's strategic planning process, leadership development, succession planning, and oversight of risk management. In exercising its fiduciary duties, the Board represents and acts on behalf of the Company's stockholders and is committed to strong corporate governance, as reflected through its policies and practices.

BOARD INDEPENDENCE

The Board determined that James B. Carlson, John J. Dooner, Jr., Domenick J. Esposito, Mary Garrett, James W. Schmotter and Tara I. Stacom (six nominees for the Board) are independent directors within the meaning of the listing standards of the NYSE. The Board determined that these director nominees not only met all ''bright-line'' criteria under the NYSE rules, but also that, based on all known relevant facts and circumstances, there did not exist any relationship that would compromise the independence of these directors. In order to be considered independent, a director must be free of any relationship that, applying the rules of the NYSE, would preclude a finding of independence and not have any material relationship (either directly or as a partner, stockholder or officer of an organization) with us or any of our affiliates or any of our executive officers or any of our affiliates' executive officers.

Snapshot of our 2019 Independent Director Nominees



Average Tenure 5 years

Average Age 66 years

Gender Diversity 33% women

As of June 30, 2019

BOARD LEADERSHIP STRUCTURE

The Board recognizes that one of its key responsibilities is to evaluate and determine its optimal leadership structure to provide independent oversight of management. The Board believes that, given the dynamic and competitive environment in which we operate, the optimal Board leadership structure may vary as circumstances warrant.

At present, the Board has chosen to continue combining the two roles of Chairman and Chief Executive Officer. The Board believes that the best interests of the Company are served by Mr. Kathwari serving in both roles taking account of his unique long-standing tenure with, and investment in, the Company and also the Board's utilization of a strong Lead Independent Director. The Board believes that this governance structure provides the basis for clear, efficient executive authority in the Company, especially considering the Company's flat management structure, while balancing appropriate oversight by the Board.

Lead Independent Director

Our Corporate Governance Guidelines provide that if the Chairman is not an independent director, the Board shall select a Lead Independent Director from among the members of the Board who are determined by the Board to be independent. The selection of the Lead Independent Director occurs at the annual planning meeting of the Board. The Lead Independent Director has such clearly delineated duties and responsibilities as set forth in our Corporate Governance Guidelines. While the Board has chosen to continue combining the two roles of Chairman and Chief Executive Officer, it believes that a suitably empowered Lead independent director who is expressly authorized

to exert de facto control of the Company by asserting independent leadership of the Board, further promotes the Board's independence from management. The Board formally designated Dr. James W. Schmotter, an independent, non-executive director, as its Lead Independent Director through the Annual Meeting. He organizes and chairs meetings of the independent directors and organizes, facilitates and communicates observations of the independent directors to the Chief Executive Officer, although each director is free to communicate directly with the Chief Executive Officer. The duties and responsibilities of our Lead Independent Director are set forth in our Corporate Governance Guidelines and include, among others:

- presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management or independent directors;

- serving as liaison between the Chairman and the independent directors;

- having the authority to call meetings of the independent directors;

- if requested by a major stockholder, ensuring that he or she is available for consultation and direct communication; and

- performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

STOCKHOLDER OUTREACH & COMMUNICATION WITH DIRECTORS

During fiscal 2019, the Board and management held one investor conference to allow direct interaction and communication amongst the Company and its stockholders and the investment community. The Company also engages in extensive investor relations outreach efforts whereby members of senior management routinely meet with major investors to review Company strategies, financial and operating performance, capital allocation priorities, and near-term outlook. Stockholders or interested parties may communicate with the Chairman, the Lead Independent Director, the full Board, any Board committee, individual committee members or individual directors by sending communications to the Office of the Secretary, Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286 for forwarding to the appropriate director(s). Please specify to whom your correspondence should be directed and the nature of your interest in the Company. Concerns relating to accounting, internal controls or auditing matters are immediately brought to the attention of the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

The Secretary shall review any such correspondence and forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deals with the functions of the Board or committees thereof or that the Secretary otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Typically, the Secretary would not forward to the Board communications of a personal nature or not related to the duties and responsibilities of the Board, including junk mail, mass mailings, advertisements, magazines, solicitations, job inquiries, opinion surveys or polls.

Additional investor information is available at *www.ethanallen.com/investors*. Stockholders may also electronically submit their communications to the following e-mail address: *ETHBoard@ethanallen.com*.

BOARD OF DIRECTORS ROLE IN RISK OVERSIGHT

While risk management is primarily the responsibility of our management, the Board provides overall risk oversight focusing on the most significant enterprise risks. The Board oversees an enterprise-wide approach to risk management, designed to identify risk areas and provide oversight of the Company's risk management, to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and to enhance stockholder value. A fundamental part of the Board's risk management is to understand the risks the Company faces and what steps management is taking to mitigate those risks. The Board participates in discussions with management concerning the Company's overall level of risk, the Company's business strategy and organizational objectives which are all integral components of its assessment of management's tolerance for risk.

The Company has implemented a Company-wide enterprise risk management process to identify and assess the major risks and develop strategies for controlling, mitigating and monitoring such risks. As part of this process, information is gathered throughout the Company to identify and prioritize major risks. The identified risks and risk mitigation strategies are validated with management and discussed with the Audit Committee on an ongoing basis.

The Audit Committee reviews our risk management programs and regularly reports on these items to the full Board. Our Internal Audit group is responsible for monitoring the enterprise risk management process and in that role reports directly to the Audit Committee. Other members of senior management who have responsibility for designing and implementing various aspects of our risk management process also regularly meet with the Audit Committee. The Audit Committee discusses financial and operational risks with our Chief Executive Officer and Chief Financial Officer and receives reports from other members of senior management regarding identified risks.

The Compensation Committee is responsible for overseeing any risks relating to our compensation policies and practices. Specifically, the Compensation Committee oversees the design of incentive compensation arrangements of our executive officers to

implement our pay-for-performance philosophy without encouraging or rewarding excessive or inappropriate risk-taking by our executive officers.

Finally, cybersecurity is a critical part of risk management for the Company. The Board appreciates the rapidly evolving nature of threats presented by cybersecurity incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the Company. With respect to cybersecurity, the Board receives regular reports from management, including updates on the internal and external cybersecurity threat landscape, incident response, assessment and training activities, and relevant legislative, regulatory, and technical developments.

Our management regularly conducts additional reviews of risks, as needed, or as requested by the Board or the Audit Committee.

CORPORATE RESPONSIBILITY

Sustainability practices are a fundamental part of our Company's operations. Our Board, along with our clients, investors, employees and other stakeholders, understand that a modern approach to running our Company must be aligned with a commitment to sustainability. We believe that integrating our social and environmental values into our business as part of that commitment generates long-term value for our business, our stockholders and the global community at large. In addition to our overall dedication to ethical and accountable business practices, our corporate social responsibility commitments include the areas of environmental sustainability and community connections. We believe that these commitments create value for our stockholders and help position us to continuously improve business performance. Our strategy focuses our efforts on those areas most significant to our business, including health and safety, environmental stewardship, community and stakeholder engagement, human rights, and transparency. As part of our commitment, the Board and its committees are actively engaged in overseeing our sustainability practices and to ensure focus on these topics starts from the top. The Board oversees policies, positions and systems for environment, health, safety and social responsibility, compliance and risk management. The Company's 2019 Corporate Responsibility Report is available at www.ethanallen.com/corporate-responsibility. The information provided on the Company's website is referenced in this Proxy Statement for information purposes only. Neither the information on the Company's website, nor the information in the Company's 2019 Corporate Responsibility Report, shall be deemed to be a part of or incorporated by reference into this Proxy Statement or any other filings we make with the SEC.

Environmental Impact and Community

The Carbon Footprint Calculator is the core tool that Ethan Allen uses across every location, from Design Centers to manufacturing plants to our Corporate headquarters, to record and analyze environmental data. It is based on the United States Environmental Protection Agency's Waste Reduction Model (WARM), which was designed to help businesses quantify how smarter materials use, recycling, and other activities affect greenhouse gas emissions, create energy savings, and impact economic activities.

We have updated the calculator several times over the past decade to reflect a better understanding of our environmental profile: how our company's unique mix of air emissions and waste products add carbon and other greenhouse gases to our atmosphere. For example, to measure CO_2e (carbon dioxide equivalent), we multiply the emissions of six greenhouse gases, plus other fuel emissions (such as emissions from the type of fuel our local electrical supplier uses to generate power) by each compound's global warming potential (GWP), or carbon factor.

Environmental measures the Company has taken include the expanded use of responsibly harvested Appalachian hardwoods, water-based finishes, organic cotton textiles, and recycled materials. In addition, the Company uses only CertiPUR-US® certified foams in its mattresses and custom upholstery.

Every facility at Ethan Allen has its own environmental goals, targets, and responsibilities related to emissions, waste disposal, and electricity and water usage. A designee at each location records the data in the Carbon Footprint Calculator and submits it quarterly. The data is then reviewed annually by Ethan Allen's corporate Environmental, Health and Safety (EH&S) team, who compare it to data from the appropriate baseline year to measure our progress toward environmental goals.

Electricity

To reduce the amount of electricity we use to heat our work spaces and dry our lumber, the wood-fired boilers in our plants use scrap wood to make steam. At some locations, we also use that same steam to cogenerate the electricity, heat, and air pressure needed to run our production equipment. We also use energy-efficient lighting, and we have implemented coordinated startups of our heavy equipment to reduce peak electrical demand. In 2018, we reduced electrical usage by 2.6 million kilowatt-hours compared to our 2010 baseline year.

Water

To control and reduce water use, we have installed low-flow restroom fixtures in our facilities. We also use flow restrictors to limit water use in certain operations. Logs for example, must be kept moist until milled to prevent cracks or splits; flow restrictors ensure logs are

sprinkled with just the right amount of water. Additionally, steam leak surveys have helped us reduce the escape of steam into the air, further reducing water waste. In 2018, we decreased our water usage by almost 11 million gallons compared to our 2010 baseline year.

Greenhouse Gas (GHG) Emissions

To meet our carbon footprint reduction goals, we continually review and investigate ways to reduce our carbon dioxide emissions in our operations. We set annual carbon footprint reduction goals for our domestic manufacturing division, based on data compiled from each manufacturing facility. In 2018, we reduced CO_2 emissions by over 10.5 million pounds compared to our 2010 baseline year.

Recycling

Recycling is embraced by our management and employees alike and implemented through corporate initiatives and grassroots efforts. All locations work to minimize landfill waste, and our operations focus on recycling paper, glass, cardboard, plastics, and metals. Our goal is to reuse and recycle materials, including glass, paper, metal, plastic, foams, and textiles, as much as we can. In 2018, we increased recycling by almost 60,000 pounds of materials, and reduced our landfill waste disposal by over 1 million pounds compared to our 2010 baseline year.

Social Responsibility

Ethan Allen's Manufacturing Code of Conduct is the standard against which Ethan Allen, in partnership with independent auditors, measures vendor compliance related to ethical business practices and the fair treatment of workers. We are committed to working with and educating our supplier network as a way of improving labor conditions worldwide. Our business partners are also subject to our Manufacturing Code of Conduct.

To assess vendor compliance at individual production facilities, Ethan Allen partners with industry-recognized third-party auditing companies known for their professionalism, consistency, and credibility. These vendors, including Bureau Veritas and Elevate Limited, have conducted over 120 labor compliance audits in eleven countries on our behalf since 2016.

Independent auditors also offer continuing education opportunities, in the vendor's country and in the vendor's own language. These include the following:

- yearly seminars, conducted by training staff from the third-party company in the vendor's own language; and

- additional compliance training for factory managers that explains the need for transparency, capacity building, and improvement in their labor compliance systems.

The Company's goal is to obtain 100% compliance. As it works to meet that goal, the Company consistently addresses the root causes of noncompliance within each facility. Our teams also attend labor compliance seminars and meetings, where they collaborate across international and industry lines to address labor compliance topics throughout the global supply chain.

COMMITTEE CHARTERS, CODE OF CONDUCT AND CORPORATE GOVERNANCE GUIDELINES

The Company's Code of Business Conduct and Ethics (the "Code of Conduct"), Corporate Governance Guidelines and the charters of its Audit Committee, Compensation Committee and Corporate Governance & Nominations Committee are available on the Company's website at www.ethanallen.com/governance. You may also request printed copies of the Code of Conduct, the Governance Guidelines or the committee charter(s), free of charge, by sending a written request to our Corporate Secretary at Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811-5286.

The Board has approved a set of Corporate Governance Guidelines in accordance with rules of the NYSE. These Corporate Governance Guidelines set forth the key policies relating to corporate governance, including director qualification standards, director responsibilities and director compensation. The Corporate Governance Guidelines cover, among other things, the duties and responsibilities of and independence standards applicable to our directors. The Corporate Governance Guidelines also cover the Board's role in overseeing executive compensation, compensation and expenses of non-management directors, communications between stockholders and directors, and Board committee structures and assignments.

Our Code of Conduct was adopted to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; promote full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; promote compliance with applicable governmental laws, rules and regulations; promote the protection of Company assets, including corporate opportunities and confidential information; promote fair dealing practices; deter wrongdoing; and ensure accountability for adherence to the provisions of the Code. It prohibits any employee, officer and director taking unfair advantage of any clients, suppliers, competitors or other officers and employees through manipulation, concealment, abuse of privileged information or misrepresentation of material facts. It imposes an express duty to act in the

best interests of the Company and to avoid influences, interests or relationships that could give rise to an actual or apparent conflict of interest. Further, it also prohibits directors, officers and employees from taking for themselves personally, opportunities that properly belong to the Company or are discovered through the use of corporate property, information or one's position; using corporate property, information or position for personal gain; and competing directly or indirectly with the Company. This Code of Conduct may be amended, modified or waived by the Board of Directors. Waivers of the Code of Conduct must be explicit. Any waiver of the Code of Conduct for directors or executive officers may only be made by the Board or the Corporate Governance & Nominations Committee. We will disclose any future amendments to, or waivers from, provisions of the Code of Conduct affecting our executive officers or directors on our website within four business days, as may be required under applicable SEC and NYSE rules. We granted no waivers under our Code in fiscal 2019. With respect to any person other than any executive officer or director, waivers may be granted by the General Counsel.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

During fiscal 2019, there were four regularly scheduled meetings of the Board including the meeting in connection with the 2018 Annual Meeting of Stockholders. Independent directors also met four times in executive session without management present. The Lead Independent Director, currently Dr. James W. Schmotter, chaired the executive sessions.

All directors are expected to attend all regularly scheduled and special Board meetings, independent director meetings and committee meetings, as appropriate. The Board realizes that scheduling conflicts may arise from time to time which prevent a director from attending a particular meeting. However, it is the Board's explicit policy that each director shall give priority to his or her obligations to the Company. All directors who then held office attended the 2018 Annual Meeting of Stockholders. In fiscal year 2019, there was 100% attendance by each director at each of the four regularly scheduled Board meetings, and for directors serving on such committees, there was 100% attendance at the four regularly scheduled Audit Committee meetings, two regularly scheduled Compensation Committee meetings, and two regularly scheduled Corporate Governance & Nominations Committee meetings. As set forth in our Corporate Governance Guidelines, the Company's policy is to expect the resignation of any director who is absent from more than 25% of regularly scheduled Board meetings or committee meetings in a fiscal year.

The Board has established three standing committees: the Audit Committee; the Compensation Committee; and the Corporate Governance & Nominations Committee. Committee memberships of each director nominee is set forth below:

Name	Audit Committee	Corporate Governance & Nominations Committee	Compensation Committee	Lead Independent Director
James B. Carlson	Member		Chairperson	
John J. Dooner, Jr		Chairperson	Member	
Domenick J. Esposito	Chairperson		Member	
Mary Garrett	Member			
James W. Schmotter	Member	Member		✔
Tara I. Stacom		Member		

Additionally, the Board determined that each of the members of the standing committees is (i) independent within the meaning of the listings standards of the NYSE, including the additional requirements applicable to members of the audit and compensation committees, as applicable, (ii) non-employee directors (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934 (the ''Exchange Act'')) and (iii) outside directors (within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the ''Code'')).

Audit Committee

The Audit Committee operates under a written charter, which was adopted by the Board. Pursuant to its charter, on behalf of the Board, the Audit Committee oversees the Company's consolidated financial statements, independent auditors, financial statement audits, financial reporting process, system of internal accounting and financial controls, and internal audit function. In so doing, the Committee seeks to maintain free and open communication between the Committee and the Company's independent registered public accounting firm, the internal auditors and management. The Audit Committee is also responsible for review and approval of any related party transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. The responsibilities and activities of the Audit Committee are further described in ''Audit Committee Report'' and the Audit Committee charter.

Each of the current members of the Audit Committee is an independent director within the meaning of the applicable rules and regulations of the U.S. Securities and Exchange Commission (the ''SEC'') and the NYSE, including the additional independence

requirements applicable to members of audit committees. The Board has determined that each member of the Audit Committee is financially literate within the meaning of the NYSE listing standards and that each of the four members of the Audit Committee qualifies as an ''audit committee financial expert'' as defined under Item 407(d)(5)(ii) of SEC Regulation S-K. The Audit Committee meets a minimum of four times each fiscal year and holds such additional meetings as it deems necessary to perform its responsibilities. The Audit Committee met five times during fiscal 2019. A report of the Audit Committee is set forth elsewhere in this Proxy Statement.

Compensation Committee

The Compensation Committee determines our compensation policies and the level and forms of compensation provided to our Board members and executive officers, as discussed more fully under ''Compensation Discussion and Analysis''. In addition, the Compensation Committee reviews and approves stock-based compensation for our directors, officers and employees, and oversees the administration of our Stock Incentive Plan. Additionally, the Compensation Committee approves the ''Compensation Discussion and Analysis'' with respect to compensation of the Company's Named Executive Officers in accordance with applicable rules of the SEC. The Compensation Committee is authorized to retain and terminate compensation consultants, legal counsel or other advisors to the Committee and to approve the engagement of any such consultant, counsel or advisor, to the extent it deems necessary or appropriate after specifically analyzing the independence of any such consultant retained by the Committee.

Each of the current members of the Compensation Committee is an independent director within the meaning of the applicable NYSE rules, including the additional independence requirements applicable to members of compensation committees. The Compensation Committee meets a minimum of two times a year and holds such additional meetings as it deems necessary to perform its responsibilities. The Compensation Committee held four meetings and individual Compensation Committee members communicated, when necessary, by telephone or other means during fiscal 2019. A report of the Compensation Committee is set forth elsewhere in this Proxy Statement.

Corporate Governance & Nominations Committee

The duties of the Corporate Governance & Nominations Committee include, but are not limited to, the duty to: (i) develop qualification criteria for the members of the Board and nominate or recommend to the Board individuals to serve on the Board; (ii) review, annually, the qualifications of each member of the Board; (iii) review and monitor the Company's corporate governance policies and guidelines, including the Company's trading policy for its directors and executive officers; and (iv) make an annual assessment of the Board's performance and report to the Board.

The Corporate Governance & Nominations Committee follows the procedure concerning nominations or consideration of director candidates recommended by stockholders set forth in our Amended and Restated By-Laws (the ''By-Laws''). The By-Laws of the Company permit stockholders, as of the Record Date, to nominate director candidates at the Annual Meeting, subject to certain notification requirements. Additionally, in 2016, the Board adopted a balanced and market-standard proxy access By-Law. Our By-Laws permit a stockholder, or a group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of our Board. Stockholders and nominees must satisfy the requirements set forth in the By-Laws in connection with such nominations. We believe that this by-law provision provides meaningful, effective and accessible proxy access rights to our stockholders, and balances those benefits against the risk of misuse or abuse by stockholders with special interests that are not shared by all or a significant percentage of our stockholders. See ''Stockholder Proposals and Nomination of Directors'' under ''Questions and Answers'' for information on how to submit a proposal or nominate a director.

Each of the current members of the Corporate Governance & Nominations Committee is an independent director within the meaning of the listing standards of the NYSE. The Corporate Governance & Nominations Committee meets a minimum of two times a year and holds such additional meetings as it deems necessary to perform its responsibilities. The Corporate Governance & Nominations Committee held four meetings and individual Corporate Governance & Nominations Committee members communicated, when necessary, by telephone or other means during fiscal 2019.

The Corporate Governance & Nominations Committee seeks candidates who demonstrate a willingness and ability to prepare for, attend and participate in all Board and committee meetings and whose experience and skill would complement the then existing mix of directors. Among the criteria used to evaluate nominees for the Board is diversity of viewpoints, background and experience, including diversity of race, gender, ethnicity, age and cultural background. The Board believes that such diversity provides varied perspectives which promote active and constructive dialogue among Board members and between the Board and management, resulting in more effective oversight. The Board believes this diversity is amply demonstrated in the varied backgrounds, experience, qualifications and skills of the current and proposed members of the Board. We are proud that one-third of our independent director nominees are women. In the Board's executive sessions and in annual performance evaluations conducted by the Board and its committees, the Board from time to time considers whether the members of the Board reflect such diversity and whether such diversity contributes to a constructive and collegial environment.

The Corporate Governance & Nominations Committee gathers suggestions as to individuals who may be available to meet the Board's future needs from a variety of sources, such as past and present directors, stockholders, colleagues and other parties with which a member of the Corporate Governance & Nominations Committee or the Board has had business dealings and undertakes a preliminary review of the individuals suggested. Candidates recommended by stockholders will be considered in the same manner as other candidates. At such times as the Corporate Governance & Nominations Committee determines that a relatively near-term need exists and the Corporate Governance & Nominations Committee believes that an individual's qualities and skills would complement the then existing mix of directors, the Corporate Governance & Nominations Committee or its Chair will contact the individual. The Chair will, after such contact, discuss the individual with the Corporate Governance & Nominations Committee. Based on the Corporate Governance & Nominations Committee's evaluation of potential nominees and the Company's needs, the Corporate Governance & Nominations Committee determines whether to nominate the individual for election as a director. While the Corporate Governance & Nominations Committee has not, in the past, engaged any third-party firm or consultant to identify or evaluate nominees, in accordance with its charter, may do so in the future.

The Corporate Governance & Nominations Committee unanimously recommended the nominees named in this Proxy Statement as the individuals with the experience, industry knowledge, integrity, ability to devote time and energy, and commitment to the interests of all stockholders best qualified to execute our strategic plan and create value for all of our stockholders.

PROPOSAL 1:   ELECTION OF DIRECTORS

At the Annual Meeting, each of the seven nominees described below will stand for re-election to serve as directors until the 2020 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified. The seven nominees were nominated by the Board in accordance with recommendations by our Corporate Governance & Nominations Committee. Each nominee has consented to being named in this Proxy Statement as a nominee for election as a director and agreed to serve if elected. All the seven nominees described below are currently members of the Board. The information set forth below includes, with respect to each nominee for election as director, his or her age, present principal occupation, specific expertise, qualifications and skills along with other business experience, directorships in other publicly held companies, membership on committees of the Board and period of service as a director of the Company. Also set forth below is a brief discussion of the specific experience, qualifications, attributes or skills that led to each nominee's nomination as a director, in light of the Company's business.

Each director is elected annually by a majority of the votes cast. This means that the number of votes cast ''FOR'' a director nominee's election must exceed 50% of the number of votes cast with respect to the election of that nominee in order for the nominee to be elected. Abstentions and broker non-votes are not counted as votes cast. It is the intention of the persons named as proxies in the accompanying proxies submitted by stockholders to vote for each of the seven nominees described below unless authority to vote for the nominees or any individual nominee is withheld by a stockholder in such stockholder's proxy. If for any reason any nominee becomes unable or unwilling to serve at the time of the Annual Meeting, or for good cause will not serve as a director, the persons named as proxies will have discretionary authority to vote for the remaining nominees and for a substitute nominee(s) to fill the vacancy unless the Board reduces the number of directors to be elected at the Annual Meeting. It is not anticipated that any nominee will be unavailable or will decline to serve as a director.

The Board unanimously recommends that you vote FOR each of the seven nominees.

BOARD OF DIRECTORS – EXPERIENCE AND SKILLS

Ethan Allen Board Nominees	CEO or Senior Executive Level Experience	Risk Management	International Experience	Operating Experience	Retail and Ecommerce Experience	Finance Experience	Real Estate Experience	Marketing and Brand Building Expertise
M. Farooq Kathwari	✔	✔	✔	✔	✔	✔	✔	✔
James B Carlson	✔	✔	✔			✔	✔	
John J. Dooner, Jr.,	✔	✔	✔	✔		✔		✔
Domenick J. Esposito	✔	✔		✔		✔		✔
Mary Garrett	✔	✔	✔	✔	✔	✔		✔
James W. Schmotter	✔	✔	✔	✔		✔		✔
Tara I. Stacom	✔	✔		✔		✔	✔	✔

DIRECTOR NOMINEES FOR ELECTION

Farooq Kathwari   HOME FURNISHINGS INDUSTRY LEADER



Mr. Kathwari is the chairman, president and chief executive officer of Ethan Allen Interiors Inc. He has been president of the Company since 1985 and chairman and chief executive officer since 1988. He holds BAs in English Literature and Political Science from Kashmir University and an MBA in International Marketing from New York University. He is also the recipient of three honorary doctorate degrees.

Director since 1985
Age: 75
Board Committees:
* Chairman of the Board

Specific Qualifications, Attributes, Skills and Experience:

Mr. Kathwari serves in numerous capacities at several nonprofit organizations. He is an advisory member of the New York Stock Exchange; former chairman of the National Retail Federation; a member of the Board of Overseers of the International Rescue Committee; Chairman Emeritus of Refugees International; a member of the International Advisory Council of the United States Institute of Peace; and a member of the advisory board of the Center for Strategic and International Studies.

Among his recognitions, Mr. Kathwari is a recipient of the 2018 Ellis Island Medal of Honor and has been inducted into the American Furniture Hall of Fame. He has been recognized as an Outstanding American by Choice by the U.S. government. He has received the Yale School of Management's Chief Executive Leadership Institute Lifetime of Leadership Award. He has also been recognized by *Worth* magazine as one of the 50 Best CEOs in the United States. He is the author of *Trailblazer: from the Mountains of Kashmir to the Summit of Global Business and Beyond.*

Mr. Kathwari has extensive knowledge of the history of both the Company and the furniture industry as well as extensive experience in growing and managing a business. From experience with the Company, Mr. Kathwari possesses insight into retailing, marketing, manufacturing, finance, and strategic planning. In addition, his work with both for-profit and not-for-profit organizations has given him perspectives from other industries, which have proven valuable throughout his service to the Company.

James B. Carlson   LEGAL AND FINANCIAL INDUSTRIES LEADER



Mr. Carlson who has been practicing law since 1981, currently is a member of the law firm Mayer Brown, LLP, where he has been a partner since 1998. From 1997 through 2004, he was the Partner-in-Charge of the firm's New York Office, and also served as the firm's Global Practice Leader from 2004 through 2008.

Independent

Director since 2013
Age: 64
Board Committees:
• Compensation - Chair
• Audit

Specific Qualifications, Attributes, Skills and Experience:

Mr. Carlson, serves as an Adjunct Professor at the New York University School of Law, teaching Securities and Capital Markets Regulation since 1996. From 2009 through 2011, he also taught Derivatives and Changing Regulation at the New York University School of Law, and from 2010 through 2012, he taught Microfinance and Access to Finance for the Global Poor as an Adjunct Professor at the NYU Stern School of Business. Mr. Carlson brings extensive knowledge of corporate and financial strategies to the Board and is a highly regarded member of both the legal and business communities.

John J. Dooner, Jr.   MARKETING AND STRATEGIC COMMUNICATIONS LEADER



Mr. Dooner recently established The Dooner Group, a marketing communication consultancy, and serves as Chairman Emeritus of McCann Worldgroup (''McCann''), a company he formed in 1997, and of which he had been Chief Executive Officer from its founding until 2011.

Independent

Director since 2011
Age: 71
Board Committees:
• Nominations - Chair
• Compensation

Specific Qualifications, Attributes, Skills and Experience:

Under Mr. Dooner's leadership, McCann grew to be one of the world's largest marketing communications organizations, with operations in over 125 countries with a client roster that includes preeminent global marketers and many of the world's most famous brands. Prior to assuming that position, Mr. Dooner was Chief Executive Officer of McCann Erickson Worldwide, a post he assumed in 1992. Mr. Dooner serves on several not for profit organizations including as Chairman of St. Thomas University based in Miami, Florida. He is Past Chairman Board of Trustees and Past Brand Platform Chairman of United Way Worldwide based in Washington, DC. In April 2019 Mr. Dooner was inducted into the American Advertising Federation Hall of Fame. In May 2019 he received an Honorary Doctorate from St. Thomas University. Mr. Dooner brings extensive advertising and branding expertise to the Company.

Domenick J. Esposito   FINANCIAL SERVICES INDUSTRY LEADER



Mr. Esposito has been a practicing CPA since 1974. Currently, he is the Chief Executive Officer of ESPOSITO CEO2CEO and a board member at three privately held companies. From 2002 to 2016, Mr. Esposito was a senior partner and member of the executive board at CohnReznick LLP. From 2001 through 2002, he was Vice Chairman of BDO, and from 1979 through 2001 he served as a member of Grant Thornton LLP, where he became partner in 1981, and the firm's Chief Executive Officer in 1999.

Independent

Director since 2015
Age: 72
Board Committees:
- Audit - Chair
- Compensation

Specific Qualifications, Attributes, Skills and Experience:

Prior to 1979, Mr. Esposito served as a member of Price Waterhouse. He has been a member of the NASDAQ Listing and Qualifications Committee and recently served on the NASDAQ Listing and Qualifications Panel. He formerly served as the leader of the New York State Society of CPA's Committee for Large and Medium Sized Firms Practice Management, and was also an Adjunct Professor at C.W. Post / Long Island University. Mr. Esposito's extensive public accounting background strengthens the oversight of our financial controls and reporting.

Mary Garrett   TECHNOLOGY AND MARKETING LEADER



Ms. Garrett most recently was the CMO, Global Markets for IBM Corporation. She joined IBM as an electrical engineer and served in key positions including Vice President of Marketing Global Technology Services; and P&L owner for the $6B Small and Medium Business for Global Technology Services. She led teams across the software and services portfolios in 170 markets around the world.

Independent

Director since 2016
Age: 60
Board Committees:
- Audit

Specific Qualifications, Attributes, Skills and Experience:

Ms. Garrett serves as a board member and a member of the audit committee of Hillrom Corporation, (NYSE: HRC), a global medical technology company. Recently, she joined the Danbury Hospital board and is a member of the strategic planning committee for the Nuvance Health Network. Ms. Garrett is the President of M. Power Coaching and Consulting, LLC focused on developing executive leaders and helping organizations align brand and culture, customer experience and employee engagement for positive impact on business vitality and growth. She is an active mentor in W.O.M.E.N. in America, a professional development group aimed at advancing promising professional women. Ms. Garrett has extensive experience in the technology industry, including digital transformation, big data and cognitive analytics, cybersecurity and cloud computing. She holds a patent for her work in speech recognition. Ms. Garrett's broad international background, including Europe and emerging markets in Asia and Africa, marketing expertise and business leadership experience, make her a valuable member of our Board.

Dr. James W. Schmotter HIGHER EDUCATION ADMINISTRATION LEADER



Dr. Schmotter is President Emeritus of Western Connecticut State University from which he retired in June 2015. He previously served as Dean of the Haworth College of Business at Western Michigan University, the Dean of the College of Business and Economics at Lehigh University in Pennsylvania, as well as Associate Dean and Director of International Studies at the Johnson Graduate School of Management at Cornell University.

Independent

Director since 2010
Age: 72
Board Committees:
- Lead Independent Director
- Nominations
- Audit

Specific Qualifications, Attributes, Skills and Experience:

Dr. Schmotter has served as a managing director of the Southwest Michigan Innovation Center, as chair of the board of directors of the United Way of Western Connecticut and Junior Achievement of Kalamazoo (Michigan), as a corporator of the Savings Bank of Danbury, as a director of Fairfield County's Community Foundation and as a director of the Greater Danbury Chamber of Commerce and the Latino Scholarship Fund (Connecticut). He is currently a consultant with CBT University Consulting, as well as an officer on the boards of the Dunes of Naples II Condominium Association and the Naples Council on World Affairs (Florida). A recipient of the Walter F. Brady, Jr. Award for the Advancement of Higher Education in Connecticut, he has consulted for various multinational companies and universities on three continents and has, since 2011, chaired accreditation review teams for three New England universities. Dr. Schmotter's strong leadership, educational, and governmental background provides key insight and experience in strategic planning, international/global issues, and communicating with younger customers, which are assets in his service to the Company.

Tara I. Stacom REAL ESTATE AND FINANCIAL INDUSTRIES LEADER



Ms. Stacom is an Executive Vice Chairman of Cushman & Wakefield, a worldwide commercial real estate firm with 43,000 employees. During her 35-year career, Ms. Stacom has been responsible for executing in excess of 40 million square feet and some of the largest and most complex leasing, sales, and corporate finance real estate transactions.

Independent

Director since 2015
Age: 61
Board Committees:
- Nominations

Specific Qualifications, Attributes, Skills and Experience:

Ms. Stacom served on the Board of Trustees of Lehigh University for over 15 years where she earned her Bachelor of Science degree in Finance. She is a founder of the real estate minor in the business college. In recognition of her commitment and many years of service to Lehigh University, as well as Greenwich Academy, Ms. Stacom has received prestigious Alumni Awards from both organizations. Ms. Stacom serves as a director of the Realty Foundation of New York, and is a member of the Real Estate Board of New York having served on numerous committees including Ethics and the Commercial Brokerage Division. Ms. Stacom is a ''Director's Circle Member'' of Girls, Inc. and a board member of Right to Dream. She is the recipient of Crain's New York Business 100 Most Influential Women in New York City Business, and is a Realty Foundation of New York honoree. She was awarded ''Woman of the Year'' of the New York Executives in Real Estate (WX), and Real Estate New York and Real Estate Forum's Women of Influence. She received Northwood University's Distinguished Women's Award in recognition of the enormous contribution she has made to communities, businesses, volunteer agencies, and public and private sector services worldwide. She has also been honored by the Visiting Nurse Service of New York and the New York Police Athletic League. Ms. Stacom was honored with the Real Estate Board of New York's highest achievement, the 2011 Most Ingenious Deal of the Year (First Place Henry Hart Rice Award) for the leasing of One World Trade Center. Ms. Stacom brings extensive knowledge of commercial real estate and finance to the Board.

DIRECTOR COMPENSATION

At the start of fiscal 2019, the Board reflected on the performance of the Company for fiscal 2018, the Compensation Committee's determination not to grant annual increases to the Named Executive Officers (''NEOs'') and not to issue any discretionary bonuses to the NEOs for fiscal 2018, and that no incentive bonuses were earned by the NEOs for fiscal 2017 and fiscal 2018. Based on this, the Compensation Committee together with the full Board made the determination to reduce their own cash compensation by 10% during fiscal 2019.

For fiscal 2019, each independent director received $54,000 per annum, reflecting the Company's $60,000 per annum director fee less the 10% reduction described above, and an annual stock option award equal in value to $100,000 based on the market price of the Company's stock as of the date of grant. Additional quarterly fees are paid to the chairperson of each of the committees as follows: Audit Committee $4,000; Compensation Committee $2,000; and Corporate Governance & Nominations Committee $2,000, all of which were reduced by 10% for fiscal 2019. If a committee holds more than four meetings (either in person or telephonically) on days when the full Board does not meet, committee members will be paid an additional $1,000 for each additional meeting beginning with the fifth such meeting. Employee directors do not receive additional compensation for serving on the Board. Directors serving on committees for part of a year receive a pro rata share of fees.

Name	Fees earned or paid in cash	Option awards [1]	Total
James B. Carlson [2]	$ 61,200	$ 22,605	$ 83,805
John J. Dooner, Jr. [3]	$ 59,400	$ 22,605	$ 82,005
Domenick J. Esposito [4]	$ 68,400	$ 22,605	$ 91,005
Mary Garrett [5]	$ 54,000	$ 22,605	$ 76,605
James W. Schmotter [6]	$ 61,200	$ 22,605	$ 83,805
Tara I. Stacom [7]	$ 54,000	$ 22,605	$ 76,605

(1) The amounts shown for option awards represent the aggregate grant date fair values, computed in accordance with Accounting Standards Codification Topic 718. For financial statement reporting purposes these fair values are charged to expense over the vesting period of three years. The actual values realized, if any, will not be known until the vesting date and could differ significantly from the amounts disclosed in the table. Refer to the notes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to stock option grants. The option award reflects a grant of 4,265 options for each director serving on the grant date.

(2) Mr. Carlson was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Mr. Carlson held 17,531 options outstanding, of which 10,141 were vested.

(3) Mr. Dooner was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Mr. Dooner held 26,462 options outstanding, of which 19,072 were vested.

(4) Mr. Esposito was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Mr. Esposito held 13,872 stock options outstanding, of which 6,482 were vested.

(5) Ms. Garrett was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Ms. Garrett held 10,391 stock options outstanding, of which 3,001 were vested.

(6) Mr. Schmotter was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Mr. Schmotter held 26,462 stock options outstanding, of which 19,072 were vested.

(7) Ms. Stacom was awarded 4,265 stock options on July 25, 2018 vesting in three equal annual installments commencing on the first anniversary of the date of grant. As of June 30, 2019, Ms. Stacom held 10,391 stock options outstanding, of which 3,001 were vested.

SECURITY OWNERSHIP

The following tables sets forth, as of September 16, 2019, the record date for the Annual Meeting, information known to Ethan Allen with respect to beneficial ownership of the Company's common stock for (i) each director and nominee, (ii) each holder of more than 5% of Company common stock, (iii) the Company's Principal Executive Officer, Principal Financial Officer and the three most highly compensated executive officers (other than the Principal Executive Officer and Principal Financial Officer) named in the table entitled ''Summary Compensation Table'' and (iv) all executive officers and directors as a group. The Company believes that each individual or entity named has sole investment and voting power with respect to shares of Common Stock indicated as beneficially owned by them, except as otherwise noted. Unless otherwise noted below, the address for each listed director and NEO is Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811.

Security Ownership of Directors and Executive Officers

The following table sets forth, as of September 16, 2019, the record date for the Annual Meeting, the beneficial ownership of the Company's common stock reported to Ethan Allen by (i) each of the Company's director nominees, (ii) each NEO, and (iii) all director nominees and executive officers as a group.

Name		Amount and Nature of Beneficial Ownership (1)	Common Stock Percentage Ownership (1)
M. Farooq Kathwari	(2)	2,590,082	9.7%
James B. Carlson	(3)	31,690	*
John J. Dooner, Jr.	(4)	33,637	*
Domenick J. Esposito	(5)	13,627	*
Mary Garrett	(6)	6,666	*
James W. Schmotter	(7)	25,237	*
Tara I. Stacom	(8)	12,766	*
Corey Whitely	(9)	30,827	*
Daniel Grow	(10)	16,832	*
Eric D. Koster	(11)	6,111	*
Clifford Thorn	(12)	12,913	*
All Directors and Executive Officers as a Group (13 persons)		2,790,674	10.4%

* Indicates beneficial ownership of less than 1% of shares of Company common stock

(1) Information presented herein for each director and NEO reflects beneficial share ownership and includes stock-based compensation awards and outstanding options (the ''Stock Options'') granted under the Stock Incentive Plan which, as of September 16, 2019, are currently exercisable or will become exercisable within 60 days by such director or NEO, as applicable.

(2) Includes (a) 1,954,377 shares owned directly by M. Farooq Kathwari, (b) 381,140 shares owned indirectly, (c) 8,565 shares held in the Ethan Allen Retirement Savings Plan, (d) 126,000 stock units issued in connection with Mr. Kathwari's 1997 employment agreement and for which payment has been deferred until termination of employment and (e) currently exercisable options to purchase 120,000 shares of common stock.

(3) Includes (a) 18,084 shares owned directly by James B. Carlson and (b) currently exercisable options to purchase 13,606 shares of common stock.

(4) Includes (a) 11,100 shares owned directly by John J. Dooner, Jr. and (b) currently exercisable options to purchase 22,537 shares of common stock.

(5) Includes (a) 3,680 shares owned directly by Domenick J. Esposito and (b) currently exercisable options to purchase 9,947 shares of common stock.

(6) Includes (a) 200 shares owned directly by Mary Garrett and(b) currently exercisable options to purchase 6,466 shares of common stock.

(7) Includes (a) 2,700 shares owned directly by James W. Schmotter and (b) currently exercisable options to purchase 22,537 shares of common stock.

(8) Includes (a) 6,300 shares owned directly by Tara I. Stacom and (b) currently exercisable options to purchase 6,466 shares of common stock.

(9) Includes (a) 15,044 shares owned directly by Corey Whitely, (b) 1,561 shares held in the Ethan Allen Retirement Savings Plan and (c) currently exercisable options to purchase 14,222 shares of common stock.

(10) Includes (a) 2,714 shares owned directly by Daniel Grow, (b) 2,284 shares held in the Ethan Allen Retirement Savings Plan and (c) currently exercisable options to purchase 11,834 shares of common stock.

(11) Includes exercisable options to purchase 6,111 shares of common stock by Eric D. Koster.

(12) Includes (a) 1,217 shares owned directly by Clifford Thorn, (b) 1,183 shares held in the Ethan Allen Retirement Savings Plan and (c) currently exercisable options to purchase 10,513 shares of common stock.

Security Ownership of Principal Stockholders

The following table provides information about persons that have reported that they beneficially own or have voting power and/or dispositive power over, more than 5% of the Company's common stock, as of September 16, 2019, the record date for the Annual Meeting.

Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Common Stock Percentage Ownership
BlackRock, Inc. and subsidiaries	(1)	3,963,247	14.8%
The Vanguard Group	(2)	2,731,147	10.2%
Dimensional Fund Advisors LP	(3)	2,269,330	8.5%

(1) BlackRock, Inc. (''BlackRock'') had sole voting power over 3,963,247 shares of common stock and sole dispositive power over 3,897,402 shares of common stock according to BlackRock's Schedule 13G/A filed with the SEC on January 28, 2019. BlackRock's address is 55 East 52nd Street, New York, NY 10055.

(2) The Vanguard Group (''Vanguard''), an investment advisor, had sole voting power over 24,897 shares of common stock, shared voting power over 5,703 shares of common stock, sole dispositive power over 2,704,100 shares of common stock and shared dispositive power over 27,047 shares of common stock according to Vanguard's Schedule 13G/A filed with the SEC on May 10, 2019. Vanguard's address is 100 Vanguard Blvd., Malvern, PA 19355.

(3) Dimensional Fund Advisors LP, (''Dimensional Funds''), an investment advisor, had sole voting power over 2,165,153 shares of common stock and sole dispositive power over 2,269,330 shares of common stock according to Dimensional Funds' Schedule 13G/A filed with the SEC on February 8, 2019. Dimensional Funds' address is 6300 Bee Cave Road, Austin, TX, 78746.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company recognizes that transactions between the Company and related persons present a potential for actual or perceived conflicts of interest. The Company's general policies with respect to such transactions are included in its Code of Conduct and, the administration of which is overseen by the Corporate Governance & Nominations Committee. The Company defines ''related party'' transaction as any transaction or series of related transactions in excess of $120,000 in which the Company is a party and in which a ''related person'' had, has or will have direct or indirect material interest. Related persons include (i) any person who is, or at any time since the beginning of our last fiscal year, was, a director or executive officer of us or a nominee to become a director, (ii) any person who is known to be the beneficial owner of more than 5% of any class of our voting securities, (iii) any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the director, executive officer, nominee or more than 5% beneficial owner and any person (other than a tenant or employee) sharing the household of such director, executive officer, nominee or more than 5% beneficial owner and (iv) any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 10% or greater beneficial ownership interest.

The Company collects information about potential related party transactions in its annual questionnaires completed by directors and officers as well as throughout the year at its quarterly disclosure control committee meetings, comprised of key management responsible for significant business units, departments or divisions. Potential related party transactions are first reviewed and assessed by our General Counsel to consider the materiality of the transactions and then reported to the Audit Committee. The Audit Committee reviews and considers all relevant information available to it about each related party transaction and upon its approval presents the facts to the members of the Board not associated with the potential related party transaction. A related party transaction is approved or ratified only if such members of the Board determine that it is not inconsistent with the best interests of the Company and its stockholders. The Audit Committee then oversees any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) and any other potential conflict of interest situations on an ongoing basis in accordance with Company policies and procedures.

Related Party Transactions

The Board, acting through the Corporate Governance & Nominations Committee and the Compensation Committee, believes that the following related person arrangement is reasonable and fair to the Company.

Robin van Puyenbroeck, the son-in-law of Mr. Kathwari, the Company's Chairman, President and Chief Executive Officer, is employed by the Company as Vice President, Business Development. Mr. van Puyenbroeck reports to the Senior Vice President, Business Development. During fiscal year 2019, the Company paid approximately $257,000 in aggregate compensation to Mr. van Puyenbroeck. The compensation was consistent with compensation paid to other employees holding similar positions. The Compensation Committee and the Board expects periodically and at each fiscal year end to provide an ongoing review of Mr. van Puyenbroeck's employment with the Company, including in relation to his compensation.

PROPOSAL 2:   TO APPROVE, ON AN ADVISORY BASIS, NAMED EXECUTIVE OFFICER COMPENSATION

Our executive compensation program is designed to facilitate long-term stockholder value creation. Our focus on pay-for-performance and on corporate governance promotes alignment with the interests of the Company's stockholders.

The Company seeks stockholder approval, on a non-binding basis, of the compensation of our Named Executive Officers, as disclosed in this Proxy Statement pursuant to Section 14A of the Exchange Act, commonly known as a ''say-on-pay'' vote. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our Named Executive Officers and the compensation policies and practices described in this Proxy Statement.

At the Company's 2018 annual meeting of stockholders, our stockholders were asked to approve the Company's executive compensation program. A substantial majority (97%) of the votes cast on the ''say-on-pay'' proposal at the meeting were voted in favor of the proposal, which demonstrates stockholders' strong support of our executive compensation practices and pay for performance alignment. The Compensation Committee believes that these results reaffirm our stockholders' support of the Company's approach to executive compensation.

The Compensation Committee strives to continue to ensure that the design of the Company's executive compensation program is focused on long-term stockholder value creation (with a meaningful and growing portion of the compensation paid to our Named Executive Officers being at risk, performance-based, tied to performance metrics that include good stewardship of the Company's resources, and not guaranteed) and emphasizes pay for performance and does not encourage the taking of short-term risks at the expense of long-term results.

The Compensation Committee intends to continue to use the ''say-on-pay'' vote as a guidepost for stockholder sentiment and to consider stockholder feedback in making compensation decisions. See ''Compensation Discussion and Analysis—Process for Determining Executive Compensation'' for additional discussion about the Company's approach to executive compensation and the enhancements made in recent years to strengthen the link between pay and performance, further link compensation to our business and talent strategies and clearly detail the rationale for pay decisions.

For the reasons outlined above, we believe that our executive compensation program is well designed, appropriately aligns executive pay with Company performance and incentivizes desirable behavior. Accordingly, we are asking our stockholders to endorse our executive compensation program by voting on the following resolution at the Annual Meeting:

''RESOLVED, that the stockholders approve, on an advisory basis, the compensation of the Company's Named Executive Officers, as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the Compensation Tables and the related narrative.''

This proposal allows our stockholders to express their opinions regarding the decisions of the Compensation Committee on the annual compensation program for the Named Executive Officers. In deciding how to vote on this proposal, the Board encourages you to read the Compensation Discussion and Analysis and Compensation Table sections. Because your vote is advisory, it will not be binding upon the Board. However, the Board values stockholders' opinions and the Compensation Committee will consider the outcome of the advisory vote when considering future executive compensation decisions. Further, this advisory vote will serve as an additional tool to guide the Board and the Compensation Committee in continuing to improve the alignment of the Company's executive compensation program with the interests of Ethan Allen and its stockholders and is consistent with our commitment to high standards of corporate governance and stockholder engagement.

The Board unanimously recommends that you vote FOR the approval, on an advisory basis, of the compensation of the Company's Named Executive Officers.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The purpose of this Compensation Discussion and Analysis is to provide material information about the Company's executive compensation objectives and policies for its NEOs and to put into perspective the tabular disclosures and related narratives. The non-binding advisory proposal regarding compensation of the NEOs submitted to stockholders at our 2018 Annual Meeting was approved by over 97% of the votes cast. We regularly engage in outreach efforts with our stockholders relating to a variety of topics and involve our Compensation Committee Chair or one or more independent directors in these conversations as appropriate. We use the information gathered through these outreach efforts to help inform our compensation decisions and look forward to continued dialogue on compensation matters and other issues relevant to our business.

Executive Summary—Fiscal Year 2019 Performance at a Glance

In fiscal 2019 we continued our focus on strategic initiatives to reinforce our unique value and competitive advantage, including strengthening our vertically integrated business, innovating and expanding our product selection, and enhancing our advertising efforts with increased digital initiatives and technology. We also made infrastructure investments to increase supply chain efficiency and continued our commitment to social responsibility and sustainability. Our financial performance improved in many areas despite challenges in the business environment that especially impacted our international sales. Consistent with our pay for performance philosophy, this performance was a key factor in the payouts under the annual incentive compensation plan. The impact on the long-term equity incentive plan was less notable as these performance awards vest over a three-year time frame.

Net Sales $746.7 million	Adjusted EPS[1] 15.6% Increase	Adjusted Return on Equity[1] 11.13%	Dividends Paid 59% Increase

STATEMENT OF OPERATIONS DATA			
	2019	**2018**	**2017**
Net Sales	$ **746,684**	$ 766,784	$ 763,385
Adjusted Gross Margin *(1)*	**55.1%**	54.2%	55.8%
Adjusted Operating Income *(1)*	$ **55,051**	$ 50,145	$ 64,960
Adjusted Net Income *(1)*	$ **41,632**	$ 37,306	$ 40,643
Adjusted diluted EPS *(1)*	$ **1.56**	$ 1.35	$ 1.45
KEY METRICS			
Adjusted Return on Equity *(1)*	**11.13%**	9.51%	10.25%
Dividends Paid	$ **46,990**	$ 29,509	$ 20,031
Dividend Yield	**3.61%**	3.10%	2.29%

(1)   See Appendix A for the reconciliation of U.S. GAAP to adjusted key financial measures.

Compensation Practices

What We Do	What We Don't Do
✓ Pay for long-term performance; a meaningful and growing portion of the compensation paid to our NEOs is performance-based and not guaranteed. ✓ Reward revenue growth, total shareholder returns, operational and financial efficiencies with performance metrics that include good stewardship of the Company's resources. ✓ Pay conservatively and consider the range of opportunities available to similarly situated executives from various relevant market reference sources. ✓ Encourage and reward performance that leads to strong financial results and creation of long-term value for our stockholders. ✓ Expect directors and executives to own a meaningful amount of company stock. ✓ Use a "double trigger" for change in control provisions in equity awards and change in control agreements. ✓ Apply a share retention policy for our directors and executives. ✓ Prohibit our directors and executive officers from hedging or pledging the Company's stock. ✓ Regularly assess the risk-reward balance of our compensation programs in order to mitigate undue risks in our programs. ✓ Provide the Compensation Committee sole authority to retain compensation consulting firms. ✓ Maintain claw back provisions in our incentive compensation programs. ✓ Stockholder engagement to ensure alignment with stockholder interests.	✗ No dividends or dividend equivalents on unearned performance stock units (PSUs) or stock options. ✗ No repricing, extensions or cash buyouts for stock options. ✗ Generally, no employment agreements (other than existing employment agreement with the CEO). ✗ No excise tax gross ups related to change in control.

Process for Determining Executive Compensation

The Compensation Committee is responsible for determining the composition and value of the compensation for all of our NEOs. Our Chief Executive Officer ("CEO") and our Executive Vice President, Administration, who is responsible for the Company's Human Resources functions, provide input on program design and information on the Company's and the furniture industry's performance. The Compensation Committee also considers stockholder viewpoints on compensation.

The Compensation Committee may not delegate its primary responsibility of overseeing executive officer compensation, but it may delegate to management the administrative aspects of our compensation programs that do not involve the setting of compensation levels for executive officers.

All equity awards to executives, including stock options, PSUs, restricted stock and restricted stock units, are approved by the Compensation Committee.

The Compensation Committee maintains sole authority to retain, terminate, approve fees and other terms of engagement of its compensation consultant and to obtain advice and assistance from internal or external legal, accounting or other advisors.

The Compensation Committee Chair, together with the Executive Vice President, Administration, periodically engages in dialogue with a number of the Company's larger institutional investors regarding the Company's approach to executive compensation. The Compensation Committee also reviews executive compensation and incentive structures used by the peer companies. In fiscal 2018, this dialogue and review focused on whether the Company's approach to executive compensation should move from a primary focus on a single Adjusted Operating Income performance metric to a broader set of metrics. Through its 2018 dialogue with investors, the Compensation Committee decided to expand the Company's incentive structure to include operating income, revenue growth, return on equity and total shareholder returns as performance metrics used in assessing executive compensation.

Peer Group

The Compensation Committee established a peer group which, in its judgment, best represents the unique nature of the Company's vertical business model which integrates manufacturing, merchandising and retailing.

In developing the peer group, the population of U.S. based, publicly traded companies that were considered included:

• furniture manufacturers and/or home furnishing retailers;

• competitors and peers identified as the Company's direct U.S. furniture competitors;

• highly integrated companies in non-furniture industries (e.g. apparel, etc.);

• companies with iconic consumer brand recognition (beyond the furniture and home furnishing industries); and

• companies that might be considered competitors for Company executives and equivalent talent.

In addition to industry, branding and supply chain considerations, the Compensation Committee filtered companies by revenues, number of employees and market capitalization. Companies with higher revenues are included in the peer group since the Company competes for executives with such other companies that are in the home furnishings industry. The Compensation Committee established a peer group that reflects 15 companies to enable full comparisons to the Company, as follows:

Bassett Furniture	Kimball International	RH
Flexsteel Industries	Kirkland's Inc.	Sleep Number Corporation
Haverty Furniture	Knoll Inc.	Steelcase Inc.
Herman Miller	La-Z-Boy Inc.	Tempur Sealy International
HNI Corp	Pier 1 Imports	The Dixie Group Inc.

We believe that it is appropriate to offer industry-competitive cash and equity compensation packages to all of our NEOs in order to attract and retain top executive talent. The peer group allows us to monitor the compensation practices of our primary competitors for executive talent. However, we do not target any specific pay percentile of the peer group for our executive officers. Instead, we use this information to provide a general overview of market practices and to ensure that we make informed decisions regarding our executive pay programs. The Compensation Committee did not make any changes to the peer group for fiscal 2019.

Fiscal 2019 Target Total Compensation Mix

The total base compensation mix for the NEOs based upon target levels of achievement for the annual incentive program and the long-term performance stock unit incentive awards were established at the start of fiscal 2019 as follows:





Elements of Fiscal 2019 Executive Compensation

Our compensation programs are structured to align the interests of our executive officers with the interests of our stockholders and include the following elements for fiscal 2019:

	Element	Key Characteristics	Link to Shareholder Value	How we Determine Amount	Key Decisions
Fixed	**Base Salary**	Fixed compensation component payable in cash. Reviewed annually and adjusted when appropriate.	A means to attract and retain talented executives capable of driving superior performance.	Consider individual contributions to business outcomes, the scope and complexity of each role, future potential, market data, and internal pay equity.	During fiscal 2019, the Compensation Committee approved a base salary increase for Mr. Koster to reflect market competitive rates, but not for any other NEO.
Performance-Based	**Annual Incentive Program**	Variable compensation component payable in cash based on performance against annually established financial goals.	Incentive targets are tied to achievement of key annual financial measures. Financial metric for the fiscal 2019 award was based on Adjusted Operating Income and Revenue growth.	Incentive award levels based on individual contributions to business outcomes, potential future contributions, historical incentive amounts, retention considerations and market data.	Total incentive awards for fiscal 2019 were earned at 41% of target. Mr. Koster and Mr. Thorn did not participate in the annual non-equity incentive program, but rather each received a discretionary bonus based on their respective individual performance results.
	Performance-Based Restricted Stock Unit Awards	PSUs cliff vest after a three-year performance period and payouts are based on Company performance against pre-established financial goals and other performance metrics.	PSUs recognize our executive officers for achieving superior long-term relative performance. Financial metrics for the fiscal 2019 award were based on Revenue growth and Return on Equity. An additional TSR performance metric was also included.	Grant award levels based on individual contributions to business outcomes, potential future contributions, historical grant amounts, retention considerations and market data. Actual award payout is based on performance against pre-established goals over a three-year performance period.	In early fiscal 2019, the Compensation Committee approved PSU grants to select NEOs with three performance metrics that were based on Revenue growth, Return on Equity and a TSR performance metric.

Base Salary

We set base salaries for our NEOs based on individual contributions to business outcomes, the scope and complexity of each role, competencies, experience, leadership, performance, future potential, market data, and internal pay equity.

Salary Changes in Fiscal Year 2019

In July 2018, the Compensation Committee completed the annual review of the salary levels for each of the NEOs. As part of the salary review process, the Compensation Committee reviewed and considered the performance of each NEO, relevant market data, the comparison of compensation among various levels of management, and the Company's overall performance. As a result of this review, the Compensation Committee determined to increase the base salary of Mr. Koster to $320,000 but made no changes to the base salaries of any of the other NEOs.

Name	Fiscal 2018 Salary ($)	Fiscal 2019 Salary ($)	% Chg
M. Farooq Kathwari	$1,150,000	$1,150,000	0%
Corey Whitely	$ 500,000	$ 500,000	0%
Daniel M. Grow	$ 350,000	$ 350,000	0%
Eric D. Koster (1)(2)	—	$ 320,000	—
Clifford Thorn (2)	—	$ 310,000	—

(1)   Mr. Koster's salary increase became effective August 1, 2018, one month after the start of fiscal 2019. As a result, the annual salary amount of $320,000 reported in the table above is higher than the amount disclosed in the Summary Compensation table.

(2)   Mr. Koster and Mr. Thorn were not NEOs in fiscal 2018, thus salary information was not provided in the table above.

Annual Non-Equity Incentive Compensation

NEOs are eligible to earn cash awards under our annual incentive compensation program, which is designed to motivate and reward executives for performance on key annual measures. The annual incentive compensation program is based exclusively on attainment of financial metrics, measured on the Company's overall consolidated financial performance, that align our annual incentives with our strategy of driving growth, with an emphasis on profitability.

For fiscal 2019, the Compensation Committee revised the annual incentive plan performance measurement from a single performance metric to two performance metrics for all NEOs to better align performance metrics used to assess non-equity incentive compensation payout eligibility with our fiscal 2019 growth strategy, focusing on consolidated net sales (weighted 60% of target incentive) and Adjusted Operating Income (weighted 40% of target incentive). The Compensation Committee also refined the calculation of Adjusted Operating Income used for purposes of executive compensation programs to eliminate any add-back adjustment to Adjusted Operating Income related to executive compensation, including any expenses related to the annual incentive bonus or stock-based compensation. Target, maximum and threshold awards, specified as a percentage of base salary, vary among various levels of management. The NEOs have the opportunity to earn awards between 50% of their target awards if we meet minimum threshold performance requirements and a maximum of 133% to 227% of their target incentive opportunity, based on performance.

The Compensation Committee established targets of 9% Adjusted Operating Income growth and 4% Consolidated Net Sales growth for fiscal 2019 compared to fiscal 2018, and established threshold and maximum performance levels as follows (in millions):

Fiscal 2019 Annual Incentive Goals and Results

Performance Level	Consolidated Net Sales $	Percent of Target	Adj. Operating Income $(1)	Percent of Target
Maximum	$820.5	103%	$64.7	118%
Target	$797.5	100%	$54.7	100%
Threshold	$766.8	96%	$50.1	92%
Actual	$746.7	94%	$55.1	101%
Individual Metric Payout		0%		101%
Individual Metric Weight		60%		40%
Overall Payout (as percent of Target)				**41%**

(1)   See Appendix A for a non-GAAP reconciliation showing how adjusted operating income is calculated from our financial statements.

Fiscal 2019 Annual Incentive Target, Achievement and Actual Payout

Name (1)	Fiscal 2019 Target Incentive (% of base salary)	Overall Performance Level Achieved (% of target performance)	Actual Fiscal 2019 Incentive Payout (% of base salary)
M. Farooq Kathwari	65%	41%	27%
Corey Whitely	25%	41%	10%
Daniel M. Grow	26%	41%	11%

(1) Mr. Koster and Mr. Thorn did not participate in the fiscal 2019 non-equity incentive compensation plan disclosed above, but rather received discretionary bonuses under the discretionary bonus program described below.

Discretionary Bonus

The Company maintains a discretionary bonus program for executives who are not included in our annual incentive compensation program. For purposes of the discretionary bonus, individual performance is assessed based upon the executive's performance relative to his or her responsibilities, goals and objectives for each executive, which may or may not include financial metrics. Each executive develops annual business objectives for their respective areas, which are approved by the CEO and are used for this assessment. Individual performance is additionally measured by how the executive's actions conform with and exemplify the Company's ten ''Leadership Principles''. For each executive, the executive's impact upon initiatives of their division, department function or organization is also considered, as well as their impact on the development of their associates. For fiscal 2019, the CEO recommended and the Compensation Committee approved the award of discretionary bonuses to Mr. Koster and Mr. Thorn equivalent to approximately 8% of their respective base salaries.

Long-term Incentive Compensation

To align our executive officers' pay outcomes with long-term performance and encourage long-term strategic thinking, our annual long-term incentive grants typically feature financial-based performance metrics. The long-term incentive award provisions of our Stock Incentive Plan provide for equity-based compensation including restricted stock, restricted stock units, stock options, or other forms of equity-based compensation.

The Compensation Committee establishes for the NEOs, other than the CEO, the target, maximum and threshold awards as a percentage of base salary on the grant date, which percentages may vary among the various levels of management. The target, maximum and threshold awards are specified as a fixed number of shares for the CEO. Our CEO has limited discretion during the year to approve additional equity-based grants to employees other than the NEOs.

For fiscal 2019, the Compensation Committee updated our NEO long-term incentive compensation program by revising the performance-based restricted stock unit awards from a single performance metric to three performance metrics to better align with our growth strategy, focusing on consolidated net sales, return on equity and the three-year total shareholder return relative to the performance of the other constituents of the S&P Retail Select Industry Index. The Compensation Committee selected consolidated net sales as a broad indicator of attaining strategic objectives, return on equity as a fundamental measure of the Company's effectiveness at turning the net profits and cash put into the business into greater gains and growth for the Company and investors, and total shareholder return to add a relative measure of performance in comparison to market peers. The vesting period for performance-based equity compensation awards changed from a two-year vesting period, with a third year catch up opportunity, to a three-year cliff vesting period. The weighting of the three performance metrics was established as follows:

Fiscal 2019 Long-term Incentive Performance Metrics

Payout Metric (Total Weight)	Fiscal 2020 Weight (50%)	Fiscal 2021 Weight (30%)	Fiscal 2022 Weight (20%)
Sales Growth (40%)	20%	12%	8%
Return on Equity (40%)	20%	12%	8%
3-year Total Shareholder Return (20%)			20%

The Compensation Committee awarded the fiscal 2019 performance restricted stock unit grants to selected NEOs as follows:

Name	Threshold	Target	Maximum
M. Farooq Kathwari	32,500	65,000	81,250
Corey Whitely	3,361	6,721	8,401
Daniel M. Grow	2,447	4,894	6,117
Eric D. Koster (1)	—	—	—
Clifford Thorn (1)	—	—	—

(1)   Mr. Koster and Mr. Thorn did not participate in the fiscal 2019 long-term incentive compensation plan disclosed above.

Stock Option Awards for Fiscal 2019

The NEOs and other executives are eligible to receive grants of stock options. The options have an exercise price of the closing price of our stock on the date of grant, vesting according to both the performance based and time-based criteria, and a ten-year term. Any stock options not fully vested on the date the employee separates are subject to forfeiture. These grants are designed for retention of the executive and to align the executive's compensation with the long-term success of the Company. The Compensation Committee did not make any grants of stock options to the NEOs in fiscal 2019.

Results of 2017-2019, 2018-2020 and 2019-2021 Long-term Incentive Awards Granted

Fiscal Year 2017-2019 Performance Period			
	Target Goal	Results	Payout as % of Target
Operating Margin per Share			
FY 2017	$3.45	$2.37	0%
FY 2018	$3.62	$1.81	0%
FY 2019	$3.80	$1.98	0%

Following the end of the third performance year, based on our performance results, there were no performance restricted stock units earned or paid out to the NEOs for the fiscal 2017 award grant.

Fiscal Year 2018-2020 Performance Period			
Results	Target Goal	Results	Payout as % of Target
Operating Margin per Share			
FY 2018	$2.52	$1.83	0%
FY 2019	$2.60	$2.00	0%
FY 2020	n/a	n/a	

There has been no payout with respect to the annual performance restricted stock unit awards that were granted in fiscal 2018 as the third-year performance measurement period has not yet lapsed.

Fiscal Year 2019-2021 Performance Period						
	Target Goals		Results		Payout as % of Target	
	Sales	Return on Equity	Sales	Return on Equity	Sales	Return on Equity
	(in millions)		(in millions)			
FY 2019	$797.5	10.3%	$746.7	11.1%	0%	125%
FY 2020			n/a			
FY 2021			n/a			

There has been no payout with respect to the annual performance restricted stock unit awards that were granted in fiscal 2019 as the second and third year performance measurement periods have not yet lapsed. The results for the relative TSR performance metric, which is measured over the entire three-year period, will be determined following the end of the third year.

Change of Control Severance Plan for Executives

The change in control plan for NEOs, other than the CEO, was adopted to mitigate the concern that, in the event the Company is considering a change in control transaction, the employees involved in considering the transaction might otherwise be motivated to act in their own interests rather than the interests of the stockholders. Thus, the change in control provisions are designed so that employees are neither harmed nor given a windfall in the event of a change in control.

The Company's plans generally provide that a change in control may occur upon (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors cease to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

For any benefits to be earned, a change in control must occur and the executive's employment must be terminated within two years following the change in control, either by the Company without cause or the executive for good reason (often called a "double trigger"). The plan does not provide tax gross ups. Payments and benefits to the executive will be reduced to the extent necessary to result in the executive's retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits. Benefits provided under the program include (i) a lump sum cash payment equal to one times the sum of the executive's base salary and the average of the prior three years' annual Incentive Bonus and (ii) a lump sum cash payment equal to the pro-rated portion of the executive's average of the prior three years' annual Incentive Bonus for the year of termination. The Change in Control Severance Plan includes non-solicitation, non-disparagement and confidentiality provisions and waivers of customary claims.

The Ethan Allen Retirement Savings Plan

The Company maintains the Ethan Allen Retirement Savings Plan (the "Retirement Plan"). The Retirement Plan covers all employees, including the NEOs, who have completed at least three months of service. There is no enhanced benefit for executives.

The 401(k) portion of the Retirement Plan allows participants to defer up to 100% of their compensation, subject to certain statutory limitations. In fiscal 2019, the Company made matching contributions with a maximum contribution of $1,300 per participant. Matching contributions were made dollar for dollar on the first $500 of a participant's before tax contribution and $0.50 on the next $1,600 of a participant's before tax contributions. Participant contributions and employer matching contributions are immediately and fully vested. The Retirement Plan also allows for a profit-sharing contribution made by the Company to be distributed to eligible participants. The Company made a $495,000 profit sharing contribution to the Retirement Plan during fiscal 2019.

Investment options currently offered under the Retirement Plan include the Company's Common Stock. Participants direct the investment of their accounts under the Retirement Plan and may choose from some or all of the investment options designated by the Retirement Committee from time to time.

Executive Perquisites and Other Personal Benefits

We offer a very limited amount of perquisites and other personal benefits to our NEOs. The Compensation Committee believes that these perquisites are reasonable and consistent with prevailing market practice and the Company's overall compensation program. Perquisites are not a material part of our compensation program. The Compensation Committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs. In fiscal 2019, with the exception of Mr. Kathwari, the NEOs did not receive

any perquisites. Mr. Kathwari received: (1) access to and use of a company car (including driver, gas, registration, title, insurance and maintenance); (2) reimbursement of life insurance premiums up to $50,000; and (3) Ethan Allen Retirement Savings Plan contributions made by the Company.

Employment Agreements

The Company generally does not enter into employment agreements and has no employment agreements in place with the exception of the employment agreement with Mr. Kathwari, the Chief Executive Officer. The Compensation Committee in 2015 initiated, negotiated and, on October 1, 2015, effective July 1, 2015, entered into the 2015 Employment Agreement, of which its incentive compensation components were subsequently approved by stockholders at our 2015 Annual Meeting of Stockholders.

Pursuant to the 2015 Employment Agreement, Mr. Kathwari is entitled to a base salary of $1,150,000 per annum, without increase or guaranteed adjustment. He is eligible for an annual non-equity incentive compensation based on annual performance targets set annually by the Company, the Compensation Committee and the Board. The annual incentive compensation payments provide for a target level of $750,000, a threshold level of $375,000 and a maximum level of $1,700,000. The agreement provides for an annual long-term incentive compensation award grant based on performance targets set annually by the Compensation Committee and the Board with a target level of 65,000 shares, a threshold level of 32,500 shares and a maximum of 81,250 shares. The agreement, among other provisions, provides for benefits that may be earned in the event of a change of control or in the event of termination of employment. The 2015 Employment Agreement commenced July 1, 2015 for an initial five-year term, with automatic renewal provisions on a year to year basis through June 30, 2022. The agreement is filed as Exhibit 10.10 of the Company's fiscal 2019 Annual Report on Form 10-K.

Deductibility Cap on Executive Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the amount of compensation paid to certain of our executive officers that the company may deduct from our federal income tax return for any single taxable year. There was an exception to the $1 million limitation for performance-based compensation meeting certain requirements. The material terms of our incentive plans that were previously approved by stockholders allowed us to grant certain cash incentive compensation and long-term incentive awards that were designed to meet the definition of performance-based compensation which qualified for the exception to the $1 million deduction limit. The Tax Cuts and Jobs Act of 2017 repealed the performance-based compensation exception described in this paragraph. Following enactment of the Tax Cuts and Jobs Act of 2017, we generally expect that compensation paid to our CEO, CFO and other applicable Covered Employees in excess of $1 million will not be deductible, subject to a transition rule for compensation provided pursuant to a binding written contract in effect as of November 2, 2017 that is not materially modified after such date. To the extent applicable to our existing plans and previously granted awards, the company may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing plans and previously granted awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, the Committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the Compensation Committee determines that doing so is in the best interests of the company.

Certain Conclusions as to Compensation

The Compensation Committee believes that long-term stockholder value is enhanced by corporate and individual performance achievements. Through the plans and practices described above, a meaningful portion of the Company's executive compensation is based on competitive pay practices, as well as corporate and individual performance. The Compensation Committee believes equity compensation, in the form of stock options, performance-based restricted stock units, restricted stock and stock units is vital to the long-term success of the Company. The Compensation Committee remains committed to this policy, recognizing that the competitive market for talented executives and the cyclical nature of the Company's business may result in highly variable compensation for a particular time period.

COMPENSATION COMMITTEE REPORT

The Compensation Committee oversees our compensation program for our NEOs on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and the Company's Annual Report.

JAMES B. CARLSON, CHAIR
JOHN J. DOONER, JR.
DOMENICK J. ESPOSITO

COMPENSATION TABLES

The following table sets forth information concerning the compensation for services rendered to us during the years indicated by our Principal Executive Officer, Principal Financial Officer and the three next most highly compensated executive officers (the ''Named Executive Officers'' or ''NEOs'') serving during the year ended June 30, 2019.

Summary Compensation Table

The following table summarizes the compensation earned by or awarded to each NEO for fiscal years 2019, 2018 and 2017.

Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (4)	All Other Compensation (5)	Total
M. Farooq Kathwari	2019	$ 1,150,050	$ —	$ 1,186,380 (a)	$ 314,889	$ —	$ 121,671	$ 2,772,990
Chairman of the Board,	2018	1,150,050	—	1,652,300 (b)	—	—	126,649	2,928,999
President and Principal Executive Officer	2017	1,150,050	—	1,944,800 (c)	—	—	53,854	3,148,704
Corey Whitely	2019	$ 500,000	$ —	$ 122,672 (d)	$ 50,646	$ —	$ 2,190	$ 675,508
Executive Vice President,	2018	500,000	—	— (e)	—	—	2,161	502,161
Administration, Principal Financial Officer	2017	482,981	100,000	88,981 (f)	—	—	2,115	674,077
Daniel M. Grow	2019	$ 350,000	$ —	$ 89,306 (g)	$ 36,871	$ —	$ 2,190	$ 478,367
Senior Vice President,	2018	350,000	—	— (e)	—	—	2,161	352,161
Business Development	2017	315,962	55,000	49,434 (f)	—	—	2,115	422,511
Eric D. Koster	2019	$ 317,692	$ 25,000	$ —	$ —	$ —	$ 2,190	$ 344,882
Vice President, General Counsel & Secretary								
Clifford Thorn	2019	$ 310,000	$ 25,000	$ —	$ —	$ —	$ 2,190	$ 337,190
Vice President, Upholstery Manufacturing								

(1) Bonus amounts shown for 2019 represent discretionary bonus awards under the discretionary bonus program for NEOs who did not participate in the non-equity incentive plan. The bonus amounts for 2017 represent discretionary annual cash bonuses awarded under the discretionary non-financial metric component of the 2017 annual incentive compensation program for NEOs other than the CEO. The discretionary non-financial metric component was removed from the annual incentive compensation program beginning in 2018.

(2) The amounts shown for stock awards represent the aggregate grant date fair values, computed in accordance with Accounting Standards Codification Topic 718. For financial statement reporting purposes these fair values are charged to expense over the vesting period. The actual values realized, if any, will not be known until the vesting date and could differ significantly from the amounts disclosed in the table. Refer to the notes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to stock awards granted.

   a) Amount reflects the fair value of the fiscal 2019 annual performance stock unit grant. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2021. Assuming the maximum performance level was probable on the grant date, the grant date fair value would have been $1,482,918.

   b) Amount reflects the fair value of the fiscal 2018 annual performance stock unit grant. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2020. Assuming the maximum performance level was probable on the grant date, the grant date fair value would have been $2,065,375.

   c) The final performance measurement date was June 30, 2019 and there was no payout earned in respect to this grant. Assuming the maximum performance level was probable on the grant date, the grant date fair value would have been $2,431,000.

   d) Amount reflects the fair value of the fiscal 2019 annual performance stock unit grant. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2021. Assuming the maximum performance level was probable on the grant date, the grant date fair value would have been $153,346.

   e) Due to the shift in timing of our annual stock grants for the NEOs, other than the CEO, from the fourth quarter of each fiscal year to the first quarter, there were no stock awards granted to NEOs other than the CEO during fiscal 2018.

   f) The final performance measurement date was June 30, 2019 and there was no payout earned in respect to this grant. The amount assumes the maximum performance level was probable on the grant date.

   g) Amount reflects the fair value of the fiscal 2019 annual performance stock unit grant. No payout has been earned in respect to the grant and the final performance measurement date is June 30, 2021. Assuming the maximum performance level was probable on the grant date, the grant date fair value would have been $111,642.

(3) The Non-Equity Incentive Plan Compensation amount shows actual payouts paid under the annual incentive plan further described in the Annual Incentive Compensation section of the CD&A.

(4) There was no change in the value of Mr. Kathwari's retirement contract during 2017, 2018 or 2019 and no above-market interest has been earned on any non-qualified deferred compensation.

(5) Amounts shown represent contributions by the Company pursuant to the Ethan Allen Retirement Savings Plan for each NEO other than Mr. Kathwari. The amount for Mr. Kathwari during fiscal 2019 includes costs incurred by the Company for: (i) contributions by the Company pursuant to the Ethan Allen Retirement Savings Plan of $2,190; (ii) life insurance premiums of $46,739 and; (iii) use of Company car $72,742.

Grants of Plan Based Awards

The following table provides information on all plan-based awards granted during fiscal 2019 to each NEO. There can be no assurance that the grant date fair value, as listed in this table, of the equity awards will ever be realized. The grant date fair value of the equity awards is included in the ''Stock Awards'' column of the Summary Compensation Table.

Name	Grant Date	Estimated future payouts under non-equity incentive plan awards (1)			Estimated future payouts under equity incentive plan awards (2)			Grant Date Fair Value of Stock and Option Awards (3)
		Threshhold ($)	Target ($)	Maximum ($)	Threshhold (#)	Target (#)	Maximum (#)	
M. Farooq Kathwari	7/1/2018	$ 375,000	$ 750,000	$ 1,700,000	—	—	—	—
M. Farooq Kathwari	7/25/2018	—	—	—	32,500	65,000	81,250	$ 1,186,380
Corey Whitely	7/1/2018	$ 62,500	$ 125,000	$ 166,250	—	—	—	—
Corey Whitely	7/25/2018	—	—	—	3,361	6,721	8,401	$ 122,672
Daniel M. Grow	7/1/2018	$ 45,500	$ 91,000	$ 121,030	—	—	—	—
Daniel M. Grow	7/25/2018	—	—	—	2,447	4,894	6,117	$ 89,306
Eric D. Koster (4)	—	—	—	—	—	—	—	—
Clifford Thorn (4)	—	—	—	—	—	—	—	—

(1)   Awards represent potential payments under the fiscal 2019 annual incentive program. Payments are based on specified target levels of Consolidated Net Sales and Adjusted Operating Income, as described in the CD&A. NEOs must be employed on the date the payments are made (typically in July or August of each year with respect to the preceding fiscal year) to be eligible.

(2)   Awards represent potential payments under performance-based stock units granted under the Company's Stock Incentive Plan during fiscal 2019. See the CD&A for a more detailed description of the performance measures associated with these awards. Mr. Koster and Mr. Thorn did not receive any equity incentive plan awards during fiscal 2019.

(3)   Grant date fair value for performance-based stock units granted during fiscal 2019 were determined in accordance with Accounting Standards Codification Topic 718. Refer to the notes to the consolidated financial statements contained in the Company's Annual Report on Form 10-K for valuation assumptions with respect to these awards granted.

(4)   Mr. Koster and Mr. Thorn did not participate in the non-equity incentive compensation plan or in the long-term incentive compensation plan for fiscal 2019.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding the number of shares and the value of equity awards held by the NEOs at June 30, 2019.

Name	Notes	Grant Date	Number of Securities Underlying Unexercised Options: Exercisable	Number of Securities Underlying Unexercised Options: Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentives Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
M. Farooq Kathwari	(1)	7/26/2017	—	—	—	—	—	—	32,500	$ 684,450
	(2)	7/25/2018	—	—	—	—	—	—	65,000	$ 1,368,900
	(3)	1997-2002	—	—	—	—	126,000	$ 2,653,560	—	—
		10/1/2011	120,000	—	$ 13.61	10/1/2021	—	—	—	—
Corey Whitely	(4)	4/27/2017	—	—	—	—	—	—	1,890	$ 39,803
	(5)	7/25/2018	—	—	—	—	—	—	6,721	$ 141,544
	(6)	1/31/2014	12,000	—	$ 25.24	1/31/2024	—	—	—	—
	(7)	6/15/2015	2,222	1,111	$ 26.19	6/15/2025	—	—		
Daniel M. Grow	(4)	4/27/2017	—	—	—	—	—	—	1,050	$ 22,113
	(5)	7/25/2018	—	—	—	—	—	—	4,894	$ 103,068
		11/12/2009	1,500	—	$ 11.74	11/12/2019	—	—	—	—
		7/26/2011	1,500	—	$ 19.07	7/26/2021	—	—	—	—
		7/31/2012	1,000	—	$ 20.63	7/31/2022	—	—	—	—
		2/8/2013	1,500	—	$ 28.67	2/8/2023	—	—	—	—
	(6)	1/31/2014	5,000	—	$ 25.24	1/31/2024	—	—	—	—
	(7)	6/15/2015	1,334	667	$ 26.19	6/15/2025	—	—		
Eric D. Koster	(6)	1/31/2014	5,000	—	$ 25.24	1/31/2024	—	—	—	—
	(7)	6/15/2015	1,111	556	$ 26.19	6/15/2025	—	—		
Clifford Thorn	(4)	4/27/2017	—	—	—	—	—	—	525	$ 11,057
		11/12/2009	625	—	$ 11.74	11/12/2019	—	—	—	—
		7/26/2011	2,500	—	$ 19.07	7/26/2021	—	—	—	—
		7/31/2012	1,500	—	$ 20.63	7/31/2022	—	—	—	—
	(6)	1/31/2014	5,000	—	$ 25.24	1/31/2024	—	—	—	—
	(7)	6/15/2015	888	445	$ 26.19	6/15/2025	—	—		

(1) The vesting of performance stock units granted to Mr. Kathwari on July 26, 2017 depends upon attainment of performance requirements over either a two- or three-year growth rate objective when compared to the immediately prior fiscal years. As of June 30, 2019, no performance stock units have vested. Any stock units which did not meet the two-year performance objective by June 30, 2019, may meet the three-year performance objective on June 30, 2020 and time vest on June 30, 2020. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2019 and assumes payout at the next highest payout level, which is the threshold level (50% of target), and the market or payout value was calculated at the closing market price at June 30, 2019 of $21.06.

(2) The vesting of performance stock units granted to Mr. Kathwari on July 25, 2018 depends upon attainment of performance metrics over a three-year measurement period. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2019 and assumes payout at the next highest performance level, which is the target level, and the market or payout value was calculated at the closing market price at June 30, 2019 of $21.06.

(3) The shares of stock units granted between 1997 and 2002 have vested and the deferral period will end upon Mr. Kathwari's termination of employment for any reason.

(4) The vesting of performance stock units granted to each respective NEO on April 27, 2017 depends upon attainment of performance metrics over either a two- or three-year growth rate objective when compared to the immediately prior fiscal years. As of June 30, 2019, no performance stock units have vested. Any performance stock units that have vested by June 30, 2019, may meet the three-year performance objective on June 30, 2020 and time vest on June 30, 2020. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2019 and assumes payout at the threshold level (50% of target), and the market or payout value was calculated at the closing market price at June 30, 2019 of $21.06.

(5) The vesting of performance stock units granted to each respective NEO on July 25, 2018 depends upon attainment of performance metrics over a three-year measurement period. The number of Unearned Shares included in the table above is based on the actual performance results for the truncated performance period ended June 30, 2019 and assumes payout at the next highest performance level, which is the target level, and the market or payout value was calculated at the closing market price at June 30, 2019 of $21.06.

(6) The performance options granted on January 31, 2014 met the performance conditions on June 30, 2016 and became 100% vested on June 30, 2019.

(7) One-third of the performance options granted on June 15, 2015 attained the performance requirements and as such these eligible awards time vest ratably in three equal tranches on the third, fourth and fifth year anniversary of the grant date.

Option Exercises and Stock Vested

The following table sets forth information regarding the number and value of stock options exercised and stock awards vested for each NEO during fiscal 2019.

	Option Awards		Stock Awards	
	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares acquired on vesting (#)	Value realized on vesting ($)
M. Farooq Kathwari	40,000	$ 223,396	—	—
Corey Whitely	—	—	3,453	$ 69,820 (1)
Daniel M. Grow	—	—	2,427	$ 49,535 (2)
Eric D. Koster	—	—	—	—
Clifford Thorn	—	—	1,774	$ 36,207 (3)

(1) Upon the April 19, 2019 vesting of performance stock units granted on April 19, 2016, Mr. Whitely tendered 983 shares in payment of the related minimum tax withholding liability resulting in 2,470 net new shares being issued.

(2) Upon the April 29, 2019 vesting of performance stock units granted on April 29, 2016, Mr. Grow tendered 713 shares in payment of the related minimum tax withholding liability resulting in 1,714 net new shares being issued.

(3) Upon the April 29, 2019 vesting of performance stock units granted on April 29, 2016, Mr. Thorn tendered 557 shares in payment of the related minimum tax withholding liability resulting in 1,217 net new shares being issued.

Nonqualified Deferred Compensation

The Company maintains the following three nonqualified deferred compensation plans for Mr. Kathwari:

(1)   *Dividend Book account*—holds dividends and accrued interest payable from a restricted stock book account established pursuant to his previous employment agreements. As of each dividend record date for the Common Stock occurring on or after the date of any grant made pursuant to his previous employment agreements, of shares of restricted stock, but prior to the date such shares became vested or forfeited, an account established by the Company for the benefit of Mr. Kathwari was credited with an amount equal to the dividends which would have otherwise been paid with respect to the shares. Amounts credited to the account are credited with interest at the rate of 5% per year until distribution. Mr. Kathwari is fully vested in all amounts credited to the account, which will be distributed to him in cash as soon as practicable after the termination of his employment.

(2)   *Retirement Contract account*—entitles Mr. Kathwari to a maximum payment of $225,000 under an agreement dated September 26, 1983. Such payment has been deferred until the month in which his employment with the Company terminates, and shall be paid in 120 monthly installments. In the event Mr. Kathwari shall die before receiving all retirement payments Mr. Kathwari's widow shall be entitled to reduced retirement payments equal to one-half of the retirement payment amount until the earlier to occur of (a) her death or (b) the cumulative payment of 120 monthly payments to Mr. Kathwari and/or his widow.

(3)   *Stock Unit account*—holds 126,000 stock units issued in connection with Mr. Kathwari's 1997 employment agreement and for which payment has been deferred until termination of employment. Dividends are paid in cash to Mr. Kathwari on these stock units.

Name	Employee Contributions In FY 2019	Registrant Contributions In FY 2019	Aggregate Earnings In FY 2019 (1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 6/30/2019 (FYE) (2)
M. Farooq Kathwari					
Dividend Book account	$ —	$ —	$ 32,151	$ —	$ 654,435
Retirement Contract	$ —	$ —	$ —	$ —	$ 225,000
Stock Units	$ —	$ —	$ 221,760	$ (221,760)	$ 2,653,560

(1) The dividend book account earned dividends on unvested restricted stock, and 5% interest. The Stock Unit account paid quarterly cash dividends on the stock units held in the account.

(2) The ''Aggregate Balance'' with respect to the Retirement Contract is the total of payments due upon Mr. Kathwari's separation from service. The deferred account balances are distributed in full upon separation of employment, except for retirement contract payments, which would be paid over 120 months. The aggregate amount of earnings and dividends previously reported as compensation to Mr. Kathwari with respect to the Dividend book account and the Stock Units in the Summary Compensation Table for all previous years was $1,525,001.

Potential Payments upon Termination or Change in Control

As of the end of fiscal year 2019 we maintained a change in control provision with the CEO as set forth in the 2015 Employment Agreement. We also have change in control provisions with all our NEOs as set forth in the Change in Control Severance Plan and in restricted stock and stock option agreements.

The Company's plans generally provide that a change in control may occur upon (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors cease to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

For any benefits to be earned, a change in control must occur and the executive's employment must be terminated within two years following the change in control, either by the Company without cause or the executive for good reason (often called a "double trigger"). The plan does not provide tax gross ups. Payments and benefits to the executive will be reduced to the extent necessary to result in the executive's retaining a larger after-tax amount, taking into account the income, excise and other taxes imposed on the payments and benefits. The plans or agreements include non-solicitation, non-disparagement and confidentiality provisions and waivers of customary claims. Potential payments under the plans and agreements are reflected in the table that follows under Potential Payments upon Termination or Change in Control. The treatment of benefits under each plan or agreement on termination or change in control is detailed in the footnotes to the table.

A termination of employment is a requirement for the acceleration of stock option grants and restricted stock awards upon a change in control. Under the Stock Incentive Plan, the Compensation Committee, may, in its discretion, notwithstanding the grant or award agreement, upon termination without cause, fully vest any and all restricted or performance restricted stock or stock unit awards or stock option grants. Mr. Kathwari's restricted stock awards are governed by his employment agreement and no assumption is made regarding Compensation Committee action fully vesting those awards. The amounts shown below assume the Compensation Committee fully vested any and all time-based restricted or performance restricted stock or stock unit awards and stock option grants under the Stock Incentive Plan. If Mr. Kathwari's employment is terminated for any reason, including death, disability or change in control, the value of nonqualified deferred compensation plan accounts would be become immediately payable in accordance with the term of those agreements. See "Nonqualified Deferred Compensation" table for more information on those plans.

For purposes of better understanding the foregoing, certain terms are summarized below:

- Generally, a "change in control" means (i) any liquidation or the sale of substantially all of the assets of the Company and Ethan Allen Global, Inc. taken as a whole, or (ii) any merger, or (iii) any person becoming a beneficial owner of more than 50% of the then-outstanding voting stock of the Company or Ethan Allen Global, Inc.; or (iv) the Company's incumbent directors cease to constitute at least a majority of the Board of the Company, except in connection with the election or nomination of directors approved by a vote of at least a majority of the directors then comprising the incumbent board of directors of the Company.

- Generally with respect to Mr. Kathwari, "Good Reason" means and shall be deemed to exist if, without Mr. Kathwari's consent: (a) he is assigned any duties or responsibilities materially inconsistent with his titles or positions; (b) his duties, responsibilities or effective authority is reduced; (c) he is not appointed to, or is removed from, his offices or positions (including as a director and Chairman of the Board and of Ethan Allen Global, Inc.; (d) the Company breaches any material term or provision of the 2015 Employment Agreement or fails to have the agreement assumed by a successor; (e) his compensation is decreased; (f) his office location is changed more than 50 miles from its location in Danbury, Connecticut; (g) the Company attempts to terminate his employment for cause when cause does not exist; or (h) a change in control occurs (under certain conditions).

- Generally, "cause" means (a) the conviction of a felony or (b) gross neglect or gross misconduct resulting, in either case, in material economic harm to the Company, a subsidiary and/or affiliate in carrying out his duties that remains uncured.

The amount of compensation which would have been payable to the NEOs upon termination of employment, assuming a June 30, 2019 termination date, and for purposes of the last column, a change in control as of the same date, is listed in the following table.

	Termination With Cause	Voluntary Termination/ Retirement	Termination Without Cause	Death or Disability	Change in Control (12)
M. Farooq Kathwari					
Salary (1)	$ —	$ —	$ 2,300,100	$ 1,150,050	$ 2,300,100
Bonus (2)	—	—	2,000,000	2,000,000	2,000,000
Life and disability payments (3)	—	—	100,000	50,000	50,000
Stock options (4)	—	—	—	—	—
Performance stock units (5)	—	1,368,900	1,368,900	1,368,900	2,737,800
Health and welfare payments (6)	—	32,197	32,197	—	32,197
Corey Whitely					
Salary (7)	$ —	$ —	$ —	$ —	$ 500,000
Bonus (8)	—	—	—	—	50,215
Stock options (9)	—	—	—	—	—
Performance stock units (10)(11)	—	—	—	141,544	181,348
Daniel M. Grow					
Salary (7)	$ —	$ —	$ —	$ —	$ 350,000
Bonus (8)	—	—	—	—	30,624
Stock options (9)	—	—	—	—	—
Performance stock units (10)(11)	—	—	—	103,068	125,181
Eric D. Koster					
Salary (7)	$ —	$ —	$ —	$ —	$ 320,000
Bonus (8)	—	—	—	—	21,667
Stock options (9)	—	—	—	—	—
Performance stock units (10)(11)	—	—	—	—	—
Clifford Thorn					
Salary (7)	$ —	$ —	$ —	$ —	$ 310,000
Bonus (8)	—	—	—	—	21,667
Stock options (9)	—	—	—	—	—
Performance stock units (10)(11)	—	—	—	—	11,057

(1) Under the 2015 Employment Agreement, if Mr. Kathwari's employment is terminated other than for cause, voluntary termination or retirement, he is entitled to salary continuation for a period of 24 months from and after the date of termination, or in the event of death or disability, a period of 12 months. The amount disclosed is the total undiscounted amount of future salary payments.

(2) Under the 2015 Employment Agreement, if Mr. Kathwari's employment is terminated other than for cause, voluntary termination or retirement, he would receive a prorated bonus entitlement from the beginning of the fiscal year through the termination date. If Mr. Kathwari's employment is terminated by the Company without cause or by Mr. Kathwari for good reason (as defined in the 2015 Employment Agreement), he would be entitled to a lump sum payment, within 75 days following termination of employment, equal to the lesser of (i) the sum of his two (2) largest annual bonuses or (ii) $2.0 million.

(3) Under the 2015 Employment Agreement, if Mr. Kathwari's employment is terminated without cause, the Company would continue to pay life and disability insurance payments for 24 months from and after the date of termination, or in the event of disability, or change in control, for 12 months. The amount disclosed is the total undiscounted amount of future life and disability insurance payments.

(4) Outstanding stock options that have vested as of June 30, 2019 were excluded from the table above. At June 30, 2019, all of Mr. Kathwari's previously granted stock options were fully vested.

(5) If Mr. Kathwari is terminated due to retirement, death, disability, or without cause, 65,000 shares would remain outstanding and be subject to vesting and earning in accordance with the 2015 Employment Agreement. In the event of a change in control, 130,000 shares would vest immediately. The closing market price at June 30, 2019 was used to value the shares.

(6) If Mr. Kathwari's employment is terminated due to retirement, without cause, or change in control, he is entitled to health and welfare benefits for a period of 24 months following the termination of his employment. The Company's estimated cost for medical and dental insurance was used to value the benefit.

(7) The Change in Control Severance Plan for officers of the Company other than Mr. Kathwari provides for a lump sum payment equivalent to 12 months' salary in the event of a change in control.

(8) The Change in Control Severance Plan for officers of the Company other than Mr. Kathwari provides for a lump sum payment equivalent to the average bonus earned during the past three fiscal years in the event of a change in control.

(9) Outstanding stock options that have vested as of June 30, 2019 were excluded from the table above. Amounts calculated by multiplying the number of unvested outstanding stock options by the excess of the exercise price of the option over the closing market price of $21.06 as of June 30, 2019. This value reflects what would have been recognized upon immediate vesting upon termination without cause or for good reason, death or disability, or due to a change in control. For additional information on all outstanding stock option awards, including those that are fully vested and unexercised as of June 30, 2019, see the ''Outstanding Equity Awards at Fiscal Year-End'' table.

(10) If the NEO's employment is terminated due to death or disability, all performance stock unit grants outstanding on the date of termination shall remain outstanding and be subject to vesting and earning in accordance with the applicable performance-based stock unit agreement. The closing market price at June 30, 2019 was used to value the shares.

(11) If the NEO's employment is terminated due to change in control, all performance stock unit grants outstanding on the date of termination shall fully vest at the target level as of the date of termination. The closing market price at June 30, 2019 was used to value the shares.

(12) Amounts reflect termination by Company without cause, or resignation by executive with good reason, in connection with a Change in Control.

Pay Ratio Disclosure

Pursuant to the requirements of the Dodd-Frank Act, we are required to disclose the ratio of our Chief Executive Officer's compensation to that of our median employee.

For fiscal 2019:

- The annual total compensation of our Chief Executive Officer was $2,772,990; and

- The estimated median of the annual total compensation of all employees of our Company, other than our Chief Executive Officer, was $34,835.

Based on this information, for 2019 the ratio of the annual total compensation of our Chief Executive Officer to the median of the annual compensation of all employees, excluding our Chief Executive Officer, was 80 to 1.

The SEC rules for identifying the median employee and calculating the pay ratio permit companies to use various methodologies and assumptions, to apply certain exclusions and to make reasonable estimates that reflect their employee population and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio that we have reported.

To identify the median employee, we used the total compensation, which includes base pay, bonus, incentive, commission, overtime, 401(k) company match, profit sharing, equity, and other compensation, as applicable, for all of our U.S. employees, excluding our CEO, and all of our employees located in Canada, Mexico and Honduras who were employed by us on June 22, 2019 as our consistently applied compensation measure ("CACM"). We included full-time, part-time, seasonal and temporary employees and did not annualize the compensation for our permanent full-time and part-time employees who were not employed with us for the entire fiscal year. We applied the U.S. dollar exchange rate as of June 22, 2019 to the compensation elements paid in Canadian, Mexican, and Honduran currency. No cost of living adjustments were applied.

Applying the CACM, we identified one employee as the median employee. After identifying the median employee, we calculated annual total compensation for the median employee using the same methodology we used for determining total compensation for our NEOs as shown in the preceding 2019 Summary Compensation Table.

Compensation Policies and Risk

Our Compensation Committee regularly conducts risk assessments to determine the extent, if any, to which our compensation practices and programs may create incentives for excessive risk taking. Based on these assessments, we concluded that our policies and practices do not create risks that are reasonably likely to have a material adverse effect on the Company.

As part of the risk assessments, the Compensation Committee reviewed the cash and equity incentive programs for senior executives and concluded that certain aspects of the programs reduce the likelihood of excessive risk taking. These aspects include the use of long-term equity awards to create incentives for senior executives to work for long-term growth of the Company, including claw-back provisions limiting the incentive to take excessive risk for short-term gains, imposing caps on cash bonuses, requiring compliance with our Code of Conduct and giving the Compensation Committee the power to reduce payouts under our compensation plans. More specifically, this conclusion was based on the following considerations:

Pay Mix	Compensation mix of base salary and short-term and long-term incentives provides compensation opportunities measured by a variety of time horizons to balance our near-term and long-term strategic goals.
Performance Metrics	A variety of distinct performance metrics are used in both the short-term and long-term incentive plans. This multiple-metric approach to performance metrics encourages focus on sustained and holistic overall Company performance.
Performance Goals	Goals are approved by our Compensation committee and independent directors and take into account our historical performance, current strategic initiatives and the expected macroeconomic environment. In addition, short-term and long-term incentive compensation programs are designed with payout ranges above and below target levels and within a range that support our pay for performance philosophy.
Equity Incentives	Equity incentive programs and stock ownership guidelines are designed to align management and stockholder interests by providing vehicles for executive officers to accumulate and maintain an ownership position in the Company.
Risk Mitigation Policies	We incorporate several risk mitigation policies into our officer compensation program, including: • The Compensation Committee's ability to use "negative discretion" to determine appropriate payouts under formula-based plans. • A claw back policy to recover incentive compensation that was based on inaccurate financial statements. • Stock ownership guidelines for executive officers and directors. • Anti-hedging and anti-pledging policies—under our insider trading policy, directors and executive officers are restricted from engaging in short sales, equity derivative or offer hedging in relation to their Company stock, whether or not involving trading on inside information. In addition, the Company prohibits employees and directors from purchasing Company securities on margin or holding Company securities in a margin account.

PROPOSAL 3: RATIFICATION OF THE APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee selects and hires our independent registered public accounting firm and has appointed KPMG LLP, (''KPMG''), as the independent registered public accounting firm of the Company for the fiscal year ending June 30, 2020. In executing its responsibilities, the Audit Committee reviews the qualifications, performance and independence of its registered public accounting firm annually. In conducting its review, the Audit Committee considered, among other things: information relating to audit effectiveness; the depth and expertise of the audit team, including their demonstrated understanding of the Company's businesses, significant accounting practices, and system of internal control over financial reporting; the quality and candor of KPMG's communications with the Audit Committee and management; the accessibility, responsiveness, technical competence, and professionalism of the lead audit partner and other members of the audit team assigned to our account; KPMG's tenure, institutional knowledge and deep expertise as our independent auditor; the impact to the Company of changing auditors; the appropriateness of KPMG's fees; and KPMG's ability to employ professional skepticism, objectivity, integrity, and trustworthiness. The Audit Committee also received from KPMG a formal written statement describing all relationships between the firm and the Company that might bear on the firm's independence, consistent with the applicable requirements of the PCAOB. The Audit Committee discussed with KPMG any relationships that may impact the firm's objectivity and independence and satisfied itself as to the firm's independence.

While KPMG was the independent registered public accounting firm for the Company for the fiscal year ended June 30, 2019 and has been retained as the Company's independent registered public accounting firm continuously since 1989. In accordance with SEC rules and KPMG policies, the firm's lead engagement partner rotates every five years. In assessing independence, the Audit Committee reviews the fees paid, including those related to non-audit services. As a result of its evaluation of KPMG's qualifications, performance and independence, the Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent registered public accounting firm for the year ending June 30, 2020 is in the best interests of the Company and its stockholders. Representatives of KPMG will be present at the Annual Meeting and will be given the opportunity to make a statement if they so desire. They will also be available to respond to appropriate questions. We are asking you to ratify the Audit Committee's appointment of KPMG as our independent registered public accounting firm.

Although ratification is not required by our By-Laws, the Board is submitting the appointment of KPMG to you for ratification as a matter of good corporate practice, upon the recommendation of the Audit Committee. If the Audit Committee's appointment is not ratified, it will reconsider the appointment, if appropriate. Even if the appointment is ratified, the Audit Committee, in its discretion, may appoint a different independent registered public accounting firm at any time during the fiscal year if it determines that such a change would be in the best interests of the Company and our stockholders.

Unless contrary instructions are given, shares represented by proxies solicited by the Board will be voted for the ratification of the selection of KPMG as our independent registered public accounting firm for the year ending June 30, 2020. The affirmative vote of the holders of the majority of the votes present in person or represented by proxy at the Annual Meeting and entitled to vote thereon is required to ratify the appointment of KPMG as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2020.

The Board unanimously recommends a vote FOR the ratification of the appointment of KPMG as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2020.

Audit Fees

The following table represents a summary of professional fees paid to KPMG for services rendered for the following categories of service.

	2019	2018
Audit fees (1)	$1,342,105	$1,247,906
Audit-related fees	—	—
Tax fees (2)	38,619	47,337
All other fees	—	—
Total fees	$1,380,724	$1,295,243

(1) Represents fees for professional services rendered for the integrated audit of the Company's consolidated financial statements and of its internal control over financial reporting, for review of the interim consolidated financial statements included in quarterly reports on Form 10-Q and for statutory audits.

(2) Tax fees consist of fees incurred in connection with tax compliance, tax advice and tax planning services.

The Audit Committee has determined that the provision of non-audit services by KPMG is compatible with maintaining their independence under SEC and PCAOB rules.

Audit and Non-Audit Engagement Pre-Approval Policy

The Audit Committee has established a policy whereby all audit and non-audit engagements proposed to be performed by the independent registered public accounting firm must be approved in advance by the Chair of the Audit Committee or, in the Chair's discretion or in the case that any such engagement is more than $10,000, the entire Audit Committee. All of the services provided by KPMG were pre-approved by the Audit Committee in accordance with this policy.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board in fulfilling its oversight responsibility relating to the Company's financial statements and the financial reporting process, the system of internal accounting and financial controls, the internal audit function, and the annual independent audit of the Company's financial statements. However, management has the primary responsibility for the financial statements and the reporting process, including the system of internal control. The Company's independent registered public accounting firm, KPMG, has the primary responsibility to independently audit the Company's financial statements and its internal controls in accordance with the auditing standards of the Public Company Accounting Oversight Board. The duties of the Audit Committee include, but are not limited to:

- appointing and reviewing the performance of the Company's independent registered public accounting firm;

- assessing the scope and structure of the Company's internal audit function;

- reviewing the scope of audits to be conducted, as well as the results thereof;

- pre-approving audit and permitted non-audit- services provided to the Company by the independent registered public accounting firm; and

- reviewing with management and the independent registered public accounting firm the Company's quarterly financial filings prior to the filing of its Quarterly Reports on Form 10-Q and the Company's Annual Report on Form 10-K.

In accordance with SEC regulations, the Audit Committee has approved an Audit Committee Charter describing the responsibilities of the Audit Committee. The Board has concluded that each member of the Audit Committee is independent within the meaning of the listing standards of the NYSE and the SEC, including the additional independence requirements applicable to audit committee members. See ''Corporate Governance''. The Board has determined that all Audit Committee members, as required by SEC regulations and NYSE rules, are financially literate with accounting or related finance management expertise, as interpreted by the Board. The Board has determined that each of the three members of the Audit Committee qualifies as an ''audit committee financial expert'' as defined under Item 407(d)(5)(ii) of SEC Regulation S-K and independent as contemplated by Rule 10A-3 of the Exchange Act.

In fulfilling its oversight responsibilities, the Audit Committee reviewed, with management and KPMG, the audited financial statements contained within the Annual Report on Form 10-K, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures contained in those financial statements. In addition, the Audit Committee reviewed with management and KPMG, the Company's independent registered public accounting firm, the

results of management's assessment of the effectiveness of the Company's system of internal control over financial reporting as of June 30, 2019 and KPMG's audit of internal control over financial reporting as of June 30, 2019.

The Audit Committee also reviewed such other matters as are required to be discussed under applicable auditing standards of the Public Company Accounting Oversight Board (United States) (the ''PCAOB''). The Audit Committee has received and reviewed with KPMG the written disclosures and letter regarding their independence required by the applicable requirements of the PCAOB regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence. The Audit Committee also discussed with KPMG their independence from management and the Company, and considered whether the non-audit services provided by KPMG to the Company are compatible with maintaining KPMG's independence.

The Company also has an internal audit department that reports to the Audit Committee. The Audit Committee reviews and approves the internal audit plan once a year and receives updates of internal audit results throughout the year. The Audit Committee discussed with the Company's internal auditors and KPMG the overall scope and plans for their respective audits. The Audit Committee met with the internal auditors and KPMG to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

The Audit Committee discussed with the Company's internal auditors and KPMG the overall scope and plans for their respective audits. The Audit Committee met independently with the internal auditors and KPMG, with and without management present, to discuss the results of their examinations, their evaluations of the Company's system of internal control and the overall quality of the Company's financial reporting practices, which included, but were not limited to, the review of the quarterly Form 10-Q filings and annual Form 10-K filing.

In reliance on the reviews and discussions referred to above, the Audit Committee approved the audited financial statements for the year ended June 30, 2019 be included in the Company's Annual Report on Form 10-K for the fiscal year then ended. The Audit Committee has selected KPMG LLP as our independent registered public accounting firm and has asked the stockholders to ratify the selection.

DOMENICK J. ESPOSITO, CHAIR
JAMES B. CARLSON
MARY GARRETT
JAMES W. SCHMOTTER

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates the Report of the Audit Committee by reference therein.

Questions and answers about our Annual Meeting and voting

Q: **What is the purpose of Annual Meeting?**

A: We will hold the Annual Meeting to enable stockholders to vote on the following matters:

Proposal 1.   to elect seven director nominees identified in this Proxy Statement to serve until the 2020 Annual Meeting of Stockholders;

Proposal 2.   to approve, by a non-binding advisory vote, Named Executive Officer compensation as further described in the Proxy Statement relating to the Annual Meeting;

Proposal 3.   to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year;

and to transact such other business as may properly come before the Annual Meeting.

Stockholders will be asked to vote for nominees for all director seats on the Board as of the Annual Meeting. The term of office for directors elected at the Annual Meeting will continue until the 2020 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified or until their earlier removal, resignation or death. The nominees for election are: M. Farooq Kathwari, James B. Carlson, John J. Dooner, Jr., Domenick J. Esposito, Mary Garrett, James W. Schmotter and Tara I. Stacom.

Q: **What is a proxy?**

A: A proxy is a document by which you authorize someone else to vote for you at a stockholder meeting in the way that you want to vote. That document is called a ''proxy'' or, if your shares are held in ''street name'' (i.e., through a bank, broker or other nominee) and you give instructions to the record holder of your shares, is called a ''voting instruction card.'' You also may choose to abstain from voting.

This Proxy Statement and the accompanying proxy or voting instruction card is furnished in connection with the solicitation by the Board, of proxies for use at the Annual Meeting to be held on Wednesday, November 13, 2019 at the Ethan Allen International Corporate Headquarters, 25 Lake Avenue Ext., Danbury, Connecticut 06811 at 10:00 A.M., Eastern Time, or any adjournment thereof. The Notice Regarding the Availability of Proxy Materials, this Proxy Statement and our 2019 Annual Report are first being made available to stockholders on or about October 1, 2019.

Q: **How are proxies being solicited and who pays the related expenses?**

A: Proxies are being solicited principally by mail, by telephone and through the Internet. In addition to sending you these materials, some of our directors and officers, as well as management employees, may contact you by telephone, mail, email or in person. You may also be solicited by means of news releases issued by the Company, postings on our website, *www.ethanallen.com* and print advertisements. None of our officers or employees will receive any extra compensation for soliciting you. We have retained Georgeson LLC (''Georgeson'') located at 1290 Avenue of the Americas, New York, New York 10104, a professional proxy solicitation firm, to provide customary solicitation services for a fee of approximately $7,500 plus out of pocket expenses. We will pay the expenses in connection with our solicitation of proxies.

Q: **Who is entitled to vote?**

A: Only record holders of shares of our Common Stock, par value $.01 per share (''Common Stock''), at the close of business on the record date for the Annual Meeting are entitled to vote at the Annual Meeting. The Board has fixed the close of business on September 16, 2019 as the record date (the ''Record Date'') for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting. As of the Record Date, the Company had 26,586,945 shares of Common Stock outstanding. The holders of Common Stock as of the Record Date are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock is entitled to one vote for each director nominee and one vote for each other matter to be voted on.

Q: **How can I access the proxy materials on the Internet?**

A: In accordance with the rules of the SEC, we are using the Internet as the primary means of furnishing proxy materials to stockholders. Accordingly, most stockholders will not receive paper copies of our proxy materials. We instead sent stockholders a Notice Regarding the Availability of Proxy Materials (the ''Notice'') with instructions for accessing the proxy materials via the Internet and voting via the Internet or by telephone. The Notice was mailed on or about October 1, 2019. The Notice also provides information on how stockholders may obtain paper copies of our proxy materials if they so choose.

The Notice provides you with instructions regarding how to:

- view the proxy materials for the Annual Meeting on the Internet and execute a proxy; and

- instruct us to send future proxy materials to you in printed form or electronically by e-mail.

Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing documents to you and will reduce the impact of our annual meetings on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you terminate it.

Q: How do I receive a copy of the Annual report?

A: The 2019 Annual Report is being mailed with this Proxy Statement to those stockholders that received a copy of the proxy materials in the mail. For those stockholders that received the Notice, this Proxy Statement and our 2019 Annual Report are available at our website at *www.ethanallen.com/investors*. Additionally, and in accordance with SEC rules, you may access our proxy statement at *www.proxyvote.com*. Upon written request by any stockholder to Office of the Corporate Secretary, Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, Connecticut 06811-5286, we will furnish, without charge, a copy of the 2019 Annual Report, including the financial statements and the related footnotes. The Company's copying costs will be charged if exhibits to the 2019 Annual Report on Form 10-K are requested. You can also obtain copies of our Form 10-K and any other reports we file with the SEC through the SEC's website at *www.sec.gov* or on our website at *www.ethanallen.com/investors*.

Q: How do I vote?

A: You can vote either in person at the Annual Meeting or by proxy, whether or not you attend the Annual Meeting. You can vote by proxy in three ways:

- *By mail*—If you are a stockholder of record, you can submit a proxy by completing, dating, signing and returning your proxy in the postage paid envelope provided. You should sign your name exactly as it appears on the proxy. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you are a beneficial owner, you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction card in the postage paid envelope provided by your brokerage firm, bank or other similar organization.

- *By telephone*—If you are a stockholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the proxy, entering your control number located on the proxy or voting instruction card and following the prompts. If you are a beneficial owner and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit a proxy by telephone.

- *By Internet*—If you are a stockholder of record, you can submit a proxy over the Internet by logging on to the website listed on the proxy, entering your control number located on the proxy or voting instruction card and submitting a proxy by following the on-screen prompts. If you are a beneficial owner, and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you will receive instructions from the brokerage firm, bank or other similar organization that you must follow in order to submit your proxy over the Internet.

Your vote is important. The Board urges you to submit a proxy for your shares as soon as possible by following the instructions provided on the enclosed proxy or voting instruction card you receive from your brokerage firm, bank or other similar organization. Internet and telephone submission of proxies is available 24 hours a day, and, if you use one of those methods, you do not need to return a proxy or voting instruction card. Unless you are planning to vote at the Annual Meeting in person, your proxy must be received by 11:59 p.m., Eastern Time, on Tuesday, November 12, 2019. Even if you submit your proxy or voting instructions by one of the methods listed above, you still may vote at the Annual Meeting in person if you are the record holder of your shares. If you are a beneficial owner, you must obtain a ''legal proxy'' from the record holder in order to vote your shares at the Annual Meeting. Your vote at the Annual Meeting will constitute a revocation of your earlier proxy or voting instructions.

Q: What happens if I do not provide instructions on how to vote or if other matters are presented for determination at the Annual meeting?

A: If you vote by proxy, your shares will be voted at the Annual Meeting in the manner you indicate. If your shares are held in your name (i.e., not in ''street name'' through a broker) and if you sign your proxy card, but do not specify how you want your shares to be voted, the persons named as proxy holders on the proxy card will vote as the Board recommends.

As of the date of this Proxy Statement, we do not know of any other matters that may be presented for action at the meeting. Should any other business properly come before the meeting, the proxy holders will vote as the Board recommends or, if no recommendation is given, in accordance with their best judgment.

Q: **How can I vote my shares of Common Stock that I own through the Ethan Allen 401(k) plan for employees?**

A: If you own your shares through the Ethan Allen 401(k) plan for employees, you can direct the trustee to vote the shares held in your account in accordance with your instructions by returning the voting instruction card for your account or by registering your instructions over the Internet or by telephone as directed on the voting instruction card for your account. If you wish to instruct the trustee on the voting of shares held in your account, you should submit those instructions no later than 7:00 A.M., Eastern Time, on Monday, November 11, 2019. The trustee will vote shares for which no voting instructions were received on or before that date as directed by the plan fiduciary.

Q: **Can I change my vote after I have voted?**

A: Prior to the Annual Meeting, a later vote by any means will cancel any earlier vote. For example, if you vote by telephone and later vote differently on the Internet, the Internet vote will count, and the telephone vote will be canceled. If you wish to change your vote by mail, you should contact our Corporate Secretary or proxy solicitor at the addresses set forth below and request a new proxy or voting instruction card. The last vote received before the Annual Meeting will be the one counted. You also may change your vote by voting in person at the Annual Meeting.

Corporate Secretary	**Proxy Solicitor**
Eric D. Koster	Georgeson LLC
25 Lake Avenue Ext.	1290 Avenue of the Americas, 9th Floor
Danbury, CT 06811-5286	New York, NY 10104
(203) 743-8508	(866) 277-0928

Q: **What does it mean if I get more than one proxy or voting instruction card?**

A: If you get more than one proxy or voting instruction card, it means that your shares are registered in more than one way. Sign and return *all* proxy or voting instruction cards or vote *each* group of shares by mail, telephone or over the Internet to ensure that all your shares are voted.

Q: **Who are the proxyholders named by the Board for the Annual Meeting?**

A: Eric D. Koster and Corey Whitely were selected by the Board to serve as proxyholders for the Annual Meeting of stockholders voting on proxy or voting instruction cards. Each properly executed and returned proxy or voting instruction card will be voted by the proxyholders in accordance with the directions indicated thereon or, if no directions are indicated, in accordance with the recommendations of the Board. In voting by proxy with regard to the election of directors, stockholders may vote in favor of all nominees, vote in favor of one or more specific nominee(s), withhold their vote as to all nominees or withhold their vote as to one or more specific nominee(s). Each stockholder giving a proxy has the power to revoke it at any time before the shares it represents are voted. Revocation of a proxy is effective upon receipt of a later vote by telephone, Internet, receipt by the Corporate Secretary or inspectors of election of either an instrument revoking the proxy or a duly executed proxy card bearing a later date. Additionally, a stockholder may change or revoke a previously executed proxy by voting in person at the Annual Meeting.

Q: **Will my shares be voted if I do not provide my proxy?**

A: If you hold your shares directly in your own name, your shares will not be voted if you do not vote them or provide a proxy.

If your shares are held in the name of a brokerage firm or other nominee, under rules of the NYSE, your broker may vote your shares on "routine" matters even if you do not provide a proxy. The only routine matter to be voted on at the Annual Meeting is the ratification of the appointment of our independent registered public accounting firm for fiscal 2020. If a brokerage firm votes your shares on a routine matter in accordance with these rules, your shares will count as present at the Annual Meeting for purposes of establishing a quorum and will count as "FOR" votes or "AGAINST" votes, as the case may be, depending on how the broker votes. Your broker does not have discretionary authority to vote on non-routine matters without instructions from you, in which case a "broker non-vote" will occur and your shares will not be voted on these matters.

Q: How many shares must be present to hold the Annual Meeting?

A: In order for the Annual Meeting to be duly convened, one-third of the outstanding shares of Common Stock as of the Record Date must be present in person or represented by proxy at the Annual Meeting. This is referred to as a quorum. Abstentions, withheld votes and shares held of record by a brokerage firm, bank or similar organization, or its nominee, pursuant to a signed proxy or voting instruction card that are voted on any matter are included in determining the number of shares present. If a brokerage firm signs and returns a proxy on your behalf that does not contain voting instructions, your shares will count as present at the Annual Meeting for quorum purposes.

Q: What vote is needed to elect directors?

A: At the Annual Meeting, directors will be elected by a majority of the votes cast. This means that the number of votes cast ''FOR'' a director nominee's election must exceed 50% of the number of votes cast with respect to the election of that nominee in order for the nominee to be elected. Our By-Laws provide that the Board shall not nominate for election as director any nominee who has not agreed to offer, promptly following the annual meeting at which he or she is elected as director, an irrevocable resignation that will be effective upon (a) the failure to receive the required number of votes for reelection at the next annual meeting of stockholders at which he or she faces reelection, and (b) acceptance of such offer to resign by the Board. If a nominee fails to receive the required number of votes for reelection, the Board (excluding the director in question) shall, within ninety (90) days after certification of the election results, decide whether to accept such incumbent director's offer to resign through a process overseen by the Corporate Governance & Nominations Committee (and excluding the director in question from all Board and committee deliberations). The Board in making its determination may consider any factor it deems relevant.

If you do not instruct your broker how to vote with respect to this item, your broker may not vote with respect to this proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian. Abstentions and broker non-votes will not be counted as votes cast and therefore will have no effect in determining whether the required majority vote has been attained.

Q: What vote is needed to approve the other Proposals?

A: At the Annual Meeting, the affirmative vote of a majority of the shares present, in person or by proxy, and entitled to vote thereon is required to approve Proposal 2: the approval, by non-binding advisory vote, of executive compensation of the Company's NEOs, and; Proposal 3: the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the 2020 fiscal year.

If you do not instruct your broker how to vote with respect to Proposals 2, your broker may not vote with respect to the proposal. For your vote to be counted, you must submit your voting instructions to your broker or custodian. Abstentions will be counted as present for the purposes of the vote on Proposal 2, and therefore will have the same effect as a vote against such proposals. Broker non-votes will not be counted as present and are not entitled to vote on Proposal 2. Abstentions and broker non-votes will be counted as present and entitled to vote for the purposes of the vote on Proposal 3, and therefore will have the same effect as a vote against the proposal.

Approval of the Proposal 2 regarding compensation of our NEOs are advisory and will not be binding on the Board or the Company. However, the Board will review the voting results of the proposal and take them into consideration when making future decisions regarding executive compensation.

Q: How will the votes be tabulated?

A: The inspectors of election appointed for the Annual Meeting will tabulate the votes cast, in person or by proxy, at the Annual Meeting and will determine whether a quorum is present.

Q: How do I revoke a proxy?

A: If you hold your shares registered in your name, you may revoke your proxy by submitting a revised one at any time before the vote to which the proxy relates. You may also revoke it by submitting a ballot at the Annual Meeting.

If your shares are held in street name, there are special procedures that you must follow to revoke a proxy submitted via the Internet or by telephone or by marking, signing and returning a vote instruction card.

  • *Revoking your vote and submitting a new vote before the deadline of 11:59 p.m., Eastern Time, on November 12, 2019.* If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card, you may revoke your proxy at any time and by any method before the deadline.

  • *Revoking your vote and submitting a new vote after the deadline of 11:59 p.m., Eastern Time, on November 12, 2019.* If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and submit a new proxy after the deadline has passed, you must contact your brokerage firm, bank or other similar

organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy and vote your shares by any of the methods described above.

- *Revoking your vote and submitting a new vote by ballot at the Annual Meeting.* If you submit a proxy via the Internet, by telephone or by marking, signing and returning a vote instruction card and wish to revoke it and vote at the Annual Meeting, you must contact your brokerage firm, bank or other similar organization and follow its requirements. We cannot assure you that you will be able to revoke your proxy or attend and vote at the Annual Meeting.

- If you receive more than one proxy or voting instruction card on or about the same time, it generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy or voting instruction card or, if you vote via the internet or telephone, vote once for each proxy or voting instruction card you receive.

Q: Where can I find the results of the Annual Meeting?

A: We intend to announce preliminary voting results at the Annual Meeting and announce final results in a Current Report on Form 8-K that we will file with the SEC within four business days of the Annual Meeting.

Q: How can I attend the Annual Meeting?

A: Only stockholders and certain other permitted attendees may attend the Annual Meeting. Please note that space limitations make it necessary to limit attendance to stockholders and one guest. Admission to the Annual Meeting will be on a first-come, first-served basis. Proof of Ethan Allen stock ownership as of the record date, along with photo identification, will be required for admission. Stockholders holding stock in an account at a brokerage firm, bank, broker-dealer or other similar organization (''street name'' holders) will need to bring a copy of a brokerage statement reflecting their stock ownership as of the record date. No cameras, recording equipment, electronic devices, use of cell phones or other mobile devices, large bags or packages will be permitted at the Annual Meeting.

Q: What is householding?

A: To reduce the expense of delivering duplicate proxy materials to our stockholders, we are relying on the SEC rules that permit us to deliver only one set of proxy materials to multiple stockholders who share an address unless we receive contrary instructions from any stockholder at that address. This practice, known as ''householding,'' reduces duplicate mailings, thus saving printing and postage costs as well as natural resources. Each stockholder retains a separate right to vote on all matters presented at the Annual Meeting. Once you have received notice from your broker or us that they or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you wish to receive a separate copy of the Annual Report or other proxy materials, free of charge, or if you wish to receive separate copies of future annual reports or proxy materials, please mail your request to Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury CT 06811-5286, attention: Corporate Secretary, or call us at (203) 743-8000.

Q: How do I submit a proposal or nominate a director candidate for the 2020 annual meeting of stockholders?

A: Stockholder Proposals

Stockholder proposals intended to be included in our proxy statement and voted on at our 2020 Annual Meeting of Stockholders must be received at our corporate headquarters at 25 Lake Avenue Ext., Danbury, CT 06811-5286, Attention: Corporate Secretary, on or before June 3, 2020. Applicable SEC rules and regulations govern the submission of stockholder proposals and our consideration of them for inclusion in the 2020 notice of Annual Meeting of Stockholders and the 2020 proxy statement.

Pursuant to our By-Laws and applicable SEC rules and regulations, in order for any business not included in the proxy statement for the 2020 Annual Meeting of Stockholders to be brought before the meeting by a stockholder entitled to vote at the meeting, the stockholder must give timely written notice of that business to our Corporate Secretary. To be timely, a stockholder's notice to the Corporate Secretary must be delivered to or mailed and received at the principal executive offices of the Company not earlier than July 16, 2020 (120 days prior to November 13, 2020, the one year anniversary of the Annual Meeting), nor later than August 15, 2020 (90 days prior to November 13, 2020); provided, however that in the event that less than one hundred (100) days' notice or prior Public Announcement of the date of the annual meeting is given or made to stockholders, the Notice must be received by the Company's Secretary by not later than the close of business on the tenth (10th) day following the day on which such notice of the date the annual meeting was mailed. The notice must contain the information required by our By-Laws. The foregoing by-law provisions do not affect a stockholder's ability to request inclusion of a proposal in our proxy statement within the procedures and deadlines set forth in Rule 14a-8 of the SEC's proxy rules and referred to in the paragraph above. A copy of our By-Laws is available upon request to: Ethan Allen Interiors Inc., 25 Lake Avenue Ext., Danbury, CT 06811-5286, Attention: Corporate Secretary. The officer presiding at the meeting may exclude matters that are not properly presented in accordance with these requirements.

Nomination of director candidates

Under our By-Laws, if a stockholder plans to directly nominate a person as a director at an annual meeting of stockholders, the stockholder is required to place the proposed director's name in nomination by written request received by our Corporate Secretary not earlier than July 16, 2020 (120 days prior to November 13, 2020, the one year anniversary of the Annual Meeting), nor later than August 15, 2020 (90 days prior to November 13, 2020); provided, however that in the event that less than one hundred (100) days' notice or prior Public Announcement of the date of the annual meeting is given or made to stockholders, the Notice must be received by the Company's Secretary by not later than the close of business on the tenth (10th) day following the day on which such notice of the date the annual meeting was mailed. The notice must comply with all applicable statutes and regulations, as well as certain other provisions contained in our By-Laws, which generally require the stockholder to provide certain information about the proposed director, the stockholder and the Ethan Allen Interiors Inc. securities held by the stockholder.

In addition, our By-Laws provide that under certain circumstances, a stockholder or group of stockholders may include director candidates that they have nominated in our proxy statement for an annual meeting of stockholders. These proxy access provisions of our By-Laws provide, among other things, that a stockholder or group of up to 20 stockholders seeking to include their director candidates in our proxy statement must own 3% or more of the Company's outstanding common stock continuously for at least the previous three years. The number of stockholder-nominated candidates appearing in any proxy statement cannot exceed 20% of the number of directors then serving on the Board, but may be at least two directors. If 20% is not a whole number, the maximum number of stockholder-nominated candidates would be the closest whole number below 20%. Based on the current Board size of seven directors, the maximum number of proxy access candidates that we would be required to include in our proxy statement is two. Nominees submitted under the proxy access procedures that are later withdrawn or are included in the proxy materials as Board-nominated candidates will be counted in determining whether the 20% maximum has been reached. If the number of stockholder nominated candidates exceeds 20%, each nominating stockholder or group of stockholders may select one nominee for inclusion in the proxy materials until the maximum number is reached. The order of selection would be determined by the amount (largest to smallest) of shares of Ethan Allen Interiors Inc. common stock held by each nominating stockholder or group of stockholders. Requests to include stockholder-nominated candidates in our proxy materials for next year's annual meeting of stockholders must be received by our Corporate Secretary not less than 120 days and not more than 150 days prior to the anniversary of the preceding year's annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such Public Announcement of the date of the annual meeting was made, whichever first occurs. For our 2020 Annual Meeting, notice must be received by not earlier than June 16, 2020, and not later than July 16, 2020. The nominating stockholder or group of stockholders also must deliver the information required by our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

APPENDIX A—Reconciliation of GAAP and Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with U.S. GAAP, the Company uses non-GAAP financial measures including adjusted gross profit and margin, adjusted operating income and margin, adjusted net income, adjusted diluted EPS and adjusted return on equity. The reconciliations of these non-GAAP financial measures to the most directly comparable financial measures calculated and presented in accordance with GAAP are shown in tables below.

These non-GAAP measures are derived from the consolidated financial statements, but are not presented in accordance with generally accepted accounting principles in the U.S., or U.S. GAAP. The Company believes these non-GAAP measures provide a meaningful comparison of its results to others in its industry and its prior year results. Investors should consider these non-GAAP financial measures in addition to, and not as a substitute for, financial performance measures prepared in accordance with U.S. GAAP. Moreover, these non-GAAP financial measures have limitations in that they do not reflect all the items associated with the operations of the business as determined in accordance with U.S. GAAP. Other companies may calculate similarly titled non-GAAP financial measures differently than the Company does, limiting the usefulness of those measures for comparative purposes. Despite the limitations of these non-GAAP financial measures, the Company believes these adjusted financial measures and the information they provide are useful in viewing its performance using the same tools that management uses to assess progress in achieving its goals. Adjusted measures may also facilitate comparisons to historical performance.

The following tables below show a reconciliation of non-GAAP financial measures used in this Proxy Statement to the most directly comparable GAAP financial measures (in millions, except per share data).

	Fiscal years ended June 30,		
	2019	2018	2017
Adjusted Gross Profit / Gross Margin			
GAAP Gross profit	$409.5	$416.0	$419.7
Adjustments (pre-tax) *(1)*	2.0	—	6.4
Adjusted Gross profit	$411.5	$416.0	$426.1
Adjusted Gross margin	55.1%	54.2%	55.8%
Adjusted Operating Income / Operating Margin			
GAAP Operating income	$ 33.9	$ 48.9	$ 58.0
Adjustments (pre-tax) *(1)*	21.1	1.3	7.0
Adjusted Operating income	$ 55.1	$ 50.1	$ 65.0
Adjusted Operating margin	7.4%	6.5%	8.5%
Adjusted Return on Equity			
GAAP Net income	$ 25.7	$ 36.4	$ 36.2
Adjustments, net of tax *(1)*	15.9	0.9	4.5
Adjusted Net income	$ 41.6	$ 37.3	$ 40.6
Adjusted Diluted EPS	$ 1.56	$ 1.35	$ 1.45
Total Shareholders' Equity beginning of fiscal year	$383.9	$400.9	$392.0
Total Shareholders' Equity end of fiscal year	$363.9	$383.9	$400.9
Average Shareholders' Equity	$373.9	$392.4	$396.4
Adjusted Return on equity	11.13%	9.51%	10.25%
(1) Adjustments to reported U.S. GAAP financial measures are as follows:			
Inventory write-downs and manufacturing overhead costs	$ 2.0	$ —	$ 6.4
Adjustments to gross profit	2.0	—	6.4
Restructuring charges, including inventory write-downs	8.3	—	6.4
Impairment of long-lived assets, including lease exit costs	12.1	—	—
Contingent legal claim	—	0.5	—
Wholesale other exit costs	0.2	0.5	—
Real estate losses	—	—	0.6
Retail acquisition and other exit costs	0.6	0.2	—
Adjustments to operating income	21.1	1.3	7.0
Early debt extinguishment	—	0.1	—
Adjustments to income before income taxes	21.1	1.3	7.0
Related income tax effects (2)	(5.2)	(0.4)	(2.6)
Adjustments to net income	$ 15.9	$ 0.9	$ 4.5

(2) Calculated using an effective tax rate of 24.5% in fiscal 2019, 30.5% in fiscal 2018 and 36.5% in fiscal 2017.